   As filed with the Securities and Exchange Commission on June 25, 1997

                                                      File No. 333-28023


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549


                        Pre-Effective Amendment No. 1 to
                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933


                         HARTFORD LIFE INSURANCE COMPANY
             (Exact name of registrant as specified in its charter)

                                  CONNECTICUT
         (State or other jurisdiction of incorporation or organization)

                                      6355
            (Primary Standard Industrial Classification Code Number)

                                   06-094148
                     (I.R.S. Employer Identification Number)

                                  P.O. BOX 2999
                        HARTFORD, CONNECTICUT 06104-2999
              (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)


                             MARIANNE O'DOHERTY, ESQ.
                        HARTFORD LIFE INSURANCE COMPANIES
                                  P.O. BOX 2999
                        HARTFORD, CONNECTICUT 06104-2999
                                 (860) 843-6733
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)


Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933 check the following box.                                                [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11 (a)(1)
of this form, check the following box.                                      [  ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.     [  ] _________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offer.                     [  ] _________

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                             [  ]


                         CALCULATION OF REGISTRATION FEE

Title of Each                             Proposed    Proposed
  Class of                   Amount       Offering    Aggregate    Amount of
Securities to                to be        Price per   Offering    Registration
be Registered               Registered      Unit       Price          Fee
-------------               ----------   ---------   ---------    ------------
Deferred  Annuity               *            *      $90,960,000*    $None**
Contracts & Participating
Interests Therein


*The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount being registered and the proposed maximum offering price per unit are not applicable in that these contracts are not issued in predetermined amounts or units.

**All of the $90,960,000 aggregate offering price, was previously registered on Form S-1 File Number 33-35260 filed on June 6, 1990. Accordingly, the registrant hereby removes the remaining $90,960,000 in aggregate offering price from registration under File Number 33-35260 and registers such amount under this Registration Statement and no registration fee is due under this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dated as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                         HARTFORD LIFE INSURANCE COMPANY
                        Cross Reference Sheet Pursuant to
                           Regulation S-K, Item 501(b)


             FORM S-2 ITEM NUMBER AND CAPTION HEADING IN PROSPECTUS

1.   Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus. . . . . . . . . . . . . . . . . Outside Front Cover Page

2.   Inside Front and Outside Back Cover
     Pages of Prospectus . . . . . . . . . . . . . . . . . . . . . . . . . . Inside Front Cover Page

3.   Summary Information, Risk Factors and
     Ratio of Earnings to Fixed Charges. . . . . . . . . . . . . . . . . . . Summary; Description of Certificates;
                                                                             Financial Statements

4.   Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . Investments by Hartford

5.   Determination of Offering Price . . . . . . . . . . . . . . . . . . . . Not Applicable

6.   Dilution. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Not Applicable

7.   Selling Security Holders. . . . . . . . . . . . . . . . . . . . . . . . Not Applicable

8.   Plan of Distribution. . . . . . . . . . . . . . . . . . . . . . . . . . Distribution of Certificates

9.   Description of Securities to be Registered. . . . . . . . . . . . . . . Description of Certificates;
                                                                             Amendment of Certificates

10.  Interests and Named Experts and Counsel . . . . . . . . . . . . . . . . Not Applicable

11.  Information with Respect to the Registrant. . . . . . . . . . . . . . . The Company; Financial Statements

12.  Incorporation of Certain Information by Reference . . . . . . . . . . . Incorporation of Certain
                                                                             Information by Reference
13.  Disclosure of Commission Position on
     Indemnification for Securities Act Liabilities. . . . . . . . . . . . . Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                 SUPPLEMENTER
   [LOGO]                         PROSPECTUS
                     MODIFIED GUARANTEED ANNUITY CONTRACTS
                        HARTFORD LIFE INSURANCE COMPANY
                                 P.O. BOX 5085
                       HARTFORD, CONNECTICUT 06102-5085
                           TELEPHONE: 1-800-528-9009

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This Prospectus describes participating interests in a group deferred annuity contract designed and offered to provide retirement programs for you if you are an eligible individual. Eligible individuals include certain persons who are employees, retirees or the dependents of employees of employers as well as certain persons who are members or dependents of members of trade unions, bona fide associations and other entities who have entered into group deferred annuity contracts with Hartford Life Insurance Company ("Hartford" or the "Company"). Eligible individuals also include members or dependents of members of employee organizations or customers of financial institutions which are participating in group annuity contracts with the Company.

An individually allocated deferred annuity certificate is offered in certain states and this certificate may be purchased to accept monies which are eligible for roll-over to an Individual Retirement Account with a value of $5,000 or more.

Participation in a Group Contract will be separately accounted for by the issuance of a Certificate evidencing your interest under the Contract. The Certificate and Individual Annuity Certificate are hereafter referred to as "the Certificate."

A minimum single purchase payment of at least $5,000 must accompany the application for a Certificate. Hartford reserves the right to limit the maximum single purchase payment amount. No additional payment is permitted on a Certificate although eligible individuals may purchase more than one Certificate. (See "Application and Purchase Payment," page 7.)

Purchase payments become part of the general assets of Hartford. Hartford intends generally to invest proceeds from the Certificates in investment-grade securities. (See "Investments by Hartford," page 10.)

--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

ANNUITIES AND INSURANCE PRODUCTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED BY THE FDIC; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED. FOR A MORE DETAILED DESCRIPTION OF THE RISKS ASSOCIATED WITH PURCHASING A CERTIFICATE, PLEASE REFER TO PAGES 7 THROUGH 9 OF THIS PROSPECTUS.
--------------------------------------------------------------------------------
THE DATE OF THIS PROSPECTUS IS JUNE   , 1997.

2                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             AVAILABLE INFORMATION

    Hartford is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and at the Commission's Regional Offices located at 75 Park Place, New York, New York and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such materials also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a WebSite that contains reports, proxy and information statements and other information regarding Hartford, which files such documents electronically with the Commission, at the following address: http://www.sec.gov.

    Hartford has filed a registration statement (the "Registration Statement") relating to the Certificates offered by this Prospectus with the Commission under the Securities Act of 1933. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto, and reference is hereby made to such Registration Statement and exhibits for further information relating to Hartford and the Certificates. The Registration Statement and the exhibits thereto may be inspected and copied, and copies can be obtained at prescribed rates, in the manner set forth in the preceding paragraph.

--------------------------------------------------------------------------------
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The Annual Report on Form 10-K for the fiscal year ended December 31, 1996, dated March 31, 1997, and Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, previously filed by Hartford with the Commission under the Exchange Act are incorporated herein by reference.


    Hartford will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of the document referred to above which has been incorporated by reference in this Prospectus, other than exhibits to such document. Requests for such copies should be directed to Hartford Life Insurance Company, P. O. Box 5085, Hartford, Connecticut 06102-5085, telephone: 1-800-528-9009.

HARTFORD LIFE INSURANCE COMPANY                                                3
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               TABLE OF CONTENTS

                                                                                                                   PAGE
                                                                                                                   ----
SUMMARY..........................................................................................................    5
GLOSSARY OF SPECIAL TERMS........................................................................................    6
DESCRIPTION OF CERTIFICATES......................................................................................    7
  A.  Application and Purchase Payment...........................................................................    7
  B.  Accumulation Period........................................................................................    7
      1.    Initial and Subsequent Guarantee Periods.............................................................    7
      2.    Establishment of Guarantee Rates and Current Rates...................................................    7
      3.    Surrenders...........................................................................................    8
            (a)   General........................................................................................    8
            (b)   Market Value Adjustment........................................................................    8
            (c)   Special Surrenders.............................................................................    8
      4.    Premium Taxes........................................................................................    8
      5.    Death Benefit........................................................................................    8
      6.    Payment Upon Partial or Full Surrender...............................................................    9
  C.  Annuity Period.............................................................................................    9
      1.    Electing the Annuity Commencement Date and Form of Annuity...........................................    9
      2.    Change of Annuity Commencement Date or Annuity Option................................................    9
      3.    Annuity Options......................................................................................    9
      4.    Annuity Payment......................................................................................   10
      5.    Death of Annuitant After Annuity Commencement Date...................................................   10
INVESTMENTS BY HARTFORD..........................................................................................   10
AMENDMENT OF CERTIFICATES........................................................................................   11
ASSIGNMENT OF CERTIFICATES.......................................................................................   11
DISTRIBUTION OF CERTIFICATES.....................................................................................   11
FEDERAL TAX CONSIDERATIONS.......................................................................................   11
  A.  General....................................................................................................   11
  B.  Taxation of Hartford.......................................................................................   11
  C.  Taxation of Annuities -- General Provisions Affecting Purchasers Other than Qualified Retirement Plans.....   11
      1.    Non-Natural Persons, Corporations, Etc...............................................................   11
      2.    Other Certificate Owners (Natural Persons)...........................................................   12
            a.    Distributions Prior to the Annuity Commencement Date...........................................   12
            b.    Distributions After Annuity Commencement Date..................................................   12
            c.    Aggregation of Two or More Annuity Certificates................................................   13
            d.    10% Penalty Tax -- Applicable to Certain Withdrawals and Annuity Payments......................   13
            e.    Special Provisions Affecting Certificates Obtained through a Tax-Free Exchange
                  of Other Annuity or Life Insurance Contracts Purchased Prior to August 14, 1982................   13
            f.    Required Distributions.........................................................................   13
  D.  Information Regarding IRAs and Deferred Compensation Plans.................................................   14
      1.    Deferred Compensation Plans Under Section 457........................................................   14
      2.    Individual Retirement Annuities Under Section 408....................................................   14
      3.    Tax Penalties........................................................................................   15
            a.    Premature Distributions........................................................................   15
            b.    Minimum Distribution Tax.......................................................................   15
            c.    Excess Distribution Tax........................................................................   15
  E.  Federal Income Tax Withholding.............................................................................   15
      1.    Non-Periodic Distributions...........................................................................   15
      2.    Periodic Distributions...............................................................................   15
      3.    Deferred Compensation Plans..........................................................................   15

4                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                                                                                                   PAGE
                                                                                                                   ----
THE COMPANY......................................................................................................   16
  A.  Business of Hartford Life Insurance Company................................................................   16
  B.  Selected Financial Data....................................................................................   17
  C.  Management's Discussion and Analysis of Financial Condition and Results of Operations......................   18
      1.    Consolidated Results.................................................................................   18
      2.    Business Segment Information.........................................................................   20
  D.  Reinsurance................................................................................................   20
  E.  Reserves...................................................................................................   20
  F.  Investments................................................................................................   20
  G.  Competition................................................................................................   24
  H.  Employees..................................................................................................   24
  I.  Properties.................................................................................................   24
  J.  Regulation.................................................................................................   24
LEGAL OPINION....................................................................................................   24
EXPERTS..........................................................................................................   25
APPENDIX A (MARKET VALUE ADJUSTMENT).............................................................................   26
FINANCIAL STATEMENTS.............................................................................................   30

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALES PERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED ON.

                THIS CERTIFICATE IS NOT AVAILABLE IN ALL STATES.

HARTFORD LIFE INSURANCE COMPANY                                                5
--------------------------------------------------------------------------------

-------------------------------------------
                                    SUMMARY

    Upon application, you select an initial Guarantee Period from among those then offered by Hartford. During this Guarantee Period, your purchase payment earns interest at the applicable Initial Guarantee Rate as established by Hartford. (See, "Initial and Subsequent Guarantee Periods," page 7 and "Establishment of Guarantee Rates and Current Rates," page 7.)

    At the end of each Guarantee Period, a subsequent Guarantee Period of the same duration will begin unless, within the thirty day period preceding the end of such Guarantee Period, you elect a different duration from among those offered by us at that time. In no event may subsequent Guarantee Periods extend beyond the Annuity Commencement date then in effect.

    The Account Value as of the first day of each subsequent Guarantee Period will earn interest at the Subsequent Guarantee Rate. HARTFORD'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEE RATES TO BE DECLARED. WE CANNOT PREDICT NOR CAN WE GUARANTEE FUTURE GUARANTEE RATES. (See, "Initial and Subsequent Guarantee Periods," page 7 and "Establishment of Guarantee Rates and Current Rates," page 7.)

    Subject to certain restrictions, total surrenders are permitted. However, such surrenders may be subject to a Market Value Adjustment. A full surrender made prior to the end of a Guarantee Period will be subject to a Market Value Adjustment. A REQUEST FOR SURRENDER AT THE END OF A GUARANTEE PERIOD MUST BE RECEIVED IN WRITING 30 DAYS PRECEDING THE END OF THE GUARANTEE PERIOD. A MARKET VALUE ADJUSTMENT WILL NOT BE APPLIED.

    A Market Value Adjustment will be applied to your Account Value to purchase an annuity on the Annuity Commencement Date if the Annuity Commencement Date is not at the end of a Guarantee Period. To elect an Annuity Option you must notify us at least 30 days before the end of that Guarantee Period.

    In addition, at the end of a Certificate Year we will send you any interest that has been credited during the Certificate Year if you so request in writing. No Market Value Adjustment will be imposed on such interest payments. Any such surrender may, however, be subject to tax. (See, "Surrenders," page 8 and "Tax Considerations," page 11.)

    The Market Value Adjustment reflects the relationship between the Current Rate for the duration remaining in the Guarantee Period at the time you request the surrender and the then applicable Guarantee Rate being applied to your Account Value. Since Current Rates are based in part upon the investment yields available to Hartford (see "Investments by Hartford," page 10), the effect of the Market Value Adjustment will be closely related to the levels of such yields. It is possible, therefore, that, should such yields increase significantly from the time you purchased your Certificate, the amount you would receive upon a full surrender of your Certificate may be less than your original purchase payment. If such yields should decrease significantly, the amount you would receive upon a full surrender may be more than your original purchase payment.

    We may defer payment of a full surrender for a period not exceeding 6 months from the date of our receipt of your written notice of surrender or the period permitted by state insurance law, if less, but such a deferral of payment will be for a period greater than thirty days only under highly unusual circumstances. Interest of at least 4% per annum will be paid on any amounts deferred for more than 30 days if Hartford chooses to exercise this deferral right. (See, "Payment Upon Partial or Full Surrender," page 9.)

    On the Annuity Commencement Date specified by you, Hartford will make a lump-sum payment or start to pay a series of payments based on the Annuity Options selected by you. (See, "Annuity Period," page 9.)

    The Certificate provides for a Death Benefit. If the Participant dies before the Annuity Commencement Date and there is no designated Contingent Annuitant surviving, the Death Benefit will be payable to the Beneficiary as determined under the Certificate Control Provisions. The Death Benefit is calculated as of the date we receive written notification of Due Proof of Death at the offices of Hartford.

    If the death occurs on or prior to the Annuity Commencement Date and on or prior to the Annuitant attaining age 65, then the Death Benefit equals the higher of the Account Value or the Net Surrender Value as each is calculated as of the date the Company receives written notification of Due Proof of Death. If the death occurs prior to the Annuity Commencement Date after the Annuitant attains age 65, then the death benefit equals the Net Surrender Value. If the named Beneficiary is the spouse of the Participant and the Annuitant is living, the spouse may elect, in lieu of receiving the Death Benefit, to become the Participant and continue the Certificate. (See, "Death Benefit," page 8.)

    On any Certificate subject to premium tax, Hartford will pay premium taxes at the time imposed under applicable law. At its sole discretion, Hartford may deduct premium taxes at the time Hartford pays such taxes to the applicable taxing authorities, at the time the Certificate is surrendered or at the time the Certificate annuitizes. (See, "Premium Taxes," page 8.)

6                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           GLOSSARY OF SPECIAL TERMS

In this Prospectus "We," "Us" and "Our" refer to Hartford Life Insurance Company. "You," "Yours" and "Participant" refer to a person/persons who has/have been issued a Certificate under the group deferred annuity contract.

In addition, as used in this Prospectus, the following terms have the indicated meanings:

ACCOUNT VALUE: As of any date, the Account Value is the sum of the purchase payment and all interest earned to that date.

ANNUAL EFFECTIVE RATE OF INTEREST: At the beginning of a year, the rate of return an investment will earn during that year, where interest is not paid until the end of the year (i.e., no surrenders or interest withdrawals are made during the year). If interest withdrawals are taken more frequently than annually, the total interest for a given year will be less than the Annual Effective Rate of Interest times the Account Value at the beginning of the year.

ANNUITANT: The person upon whose life the Certificate is issued. The Participant must also be the Annuitant.

ANNUITY COMMENCEMENT DATE: The date designated in the Certificate or otherwise by the Participant on which annuity payments are to start.

BENEFICIARY: The person entitled to receive benefits per the terms of the Certificate in case of the death of the Participant.

CERTIFICATE: The Certificate evidencing a participating interest in the group annuity contract as set forth in this Prospectus. Any reference in this Prospectus to Certificate also includes the group annuity contract. Likewise, any reference in this Prospectus to Contract includes the underlying Certificate.

CERTIFICATE DATE: The effective date of participation under the group annuity contract as designated in the Certificate or date of issue of an individual annuity Certificate.

CERTIFICATE YEAR: A continuous 12 month period commencing on the Certificate Date and each anniversary thereof.

COMPOUND INTEREST METHOD: The process of interest being reinvested to earn additional interest on a daily basis. This method results in an exponential calculation of daily interest.

CONTINGENT ANNUITANT: The spouse of the Participant, if designated by the Participant, who upon the Annuitant's death, prior to the Annuity Commencement Date, becomes the Annuitant and also the Participant.

CURRENT RATE: The applicable effective annual interest rate contained in a schedule of rates established by us from time to time for various durations.

DEPENDENT: The spouse or child of an Employee or Retiree eligible to participate in this Certificate.

DUE PROOF OF DEATH: A certified copy of the death certificate, an order of a court of competent jurisdiction, a statement from a physician who attended the deceased, or any other proof acceptable to the Company.

GROSS SURRENDER VALUE: As of any date, the Account Value specified by you for a full surrender.

GUARANTEE PERIOD: The period for which either an Initial or Subsequent Guarantee Rate is credited.

HOME OFFICE: Our offices at P.O. Box 2999, Hartford, CT 06104-2999 or 200 Hopmeadow St., Simsbury, CT 06089.

INITIAL GUARANTEE RATE: The effective annual rate of interest credited and compounded annually during the initial Guarantee Period.

IN WRITING: A written form satisfactory to us and received at our offices at P.O. Box 2999, Hartford, Connecticut 06104-2999.

MARKET VALUE ADJUSTMENT: The amount payable as a partial or full surrender made prior to the end of any Guarantee Period may be adjusted up or down by the application of this formula.

NET SURRENDER VALUE: The amount payable to you on a full surrender under the Certificate after the application of any Market Value Adjustment.

SUBSEQUENT GUARANTEE RATE: The effective annual rate of interest established by us for the applicable subsequent Guarantee Period.

HARTFORD LIFE INSURANCE COMPANY                                                7
--------------------------------------------------------------------------------

-------------------------------------------
                          DESCRIPTION OF CERTIFICATES

--------------------------------
  A. APPLICATION AND PURCHASE PAYMENT

    To apply for a Certificate, you need only complete an enrollment form and make your purchase payment. This Certificate is purchased by completing an enrollment form and submitting it to Hartford along with your purchase payment for its approval.

    The Certificates are issued within a reasonable time after the receipt of a properly completed application and the payment of a single purchase payment. You may not contribute additional purchase payments to a Certificate in the future. You may, however, purchase additional Certificates, if you are an eligible individual, at then prevailing Guarantee Rates and terms.

    The minimum purchase payment in relation to a Certificate is $5,000. Hartford retains the right to limit the amount of the maximum purchase payment.

    Your purchase payment becomes part of our general assets and is credited to an account we establish for you. We will issue your Certificate and confirm your purchase payment in writing within five business days of receipt. You start earning interest on your account the day the purchase payment is applied.

    In the event that your application or an order to purchase is not properly completed, we will attempt to contact you in writing or by telephone. We will return the purchase payment three weeks after its receipt by us if the application or an order to purchase has not, by that time, been properly completed.

---------------------------------------------------
  B. ACCUMULATION PERIOD

 1. INITIAL AND SUBSEQUENT GUARANTEE PERIODS

    Upon enrollment, you will select the duration of your Initial Guarantee Period from among those durations offered by us. The duration you select and amount of your purchase payment will determine your Initial Guarantee Rate, and your purchase payment (less applicable premium taxes, if any) will earn interest at this Initial Guarantee Rate which is an Annual Effective Rate of Interest. Interest is credited daily to Your account using the Compound Interest Method. With compound interest, the total investment of principal and interest earned to date is invested at all times. You continue to earn interest on interest already earned. However, when withdrawals are made during the year, interest on the amount of the withdrawals is lost for the remainder of the year.

    Unless you elect to make a full surrender or elect an annuity option (see, "Surrenders," page 8), a subsequent Guarantee Period will automatically commence at the end of a Guarantee Period. Each subsequent Guarantee Period will be the same duration as the previous Guarantee Period unless you elect in writing on any day within the thirty day period preceding the end of the previous Guarantee Period, a Guarantee Period of a different duration from among those offered by us at that time.

    In no event may subsequent Guarantee Periods extend beyond the Annuity Commencement Date then in effect. For example, if you are age 62 upon the expiration of a Guarantee Period and you have chosen age 65 as an Annuity Commencement Date, we will provide a three year Guarantee Period to equal the number of years remaining before your Annuity Commencement Date. Your Account Value will then earn interest at a Guarantee Rate which we have declared for that duration. The Guarantee Rate for the Guarantee Period automatically applied in these circumstances may be higher or lower than the Guarantee Rate for longer durations.

    The Account Value at the beginning of any subsequent Guarantee Period will be equal to the Account Value at the end of the Guarantee Period just ending. This Account Value will earn interest at the Subsequent Guarantee Rate.

    Within thirty days preceding the end of a Guarantee Period, we will notify you of the expiration of the current Guarantee Period.

 2. ESTABLISHMENT OF GUARANTEE RATES AND CURRENT RATES

    The Initial Guarantee Rate for the Guarantee Period you choose will be determined on the date your Purchase Payment and enrollment form are received in good order at the Home Office. Current Rates will be established periodically along with the Guarantee Rates which will be applicable to subsequent Guarantee Periods. After the end of each Certificate Year, we will send you a confirmation which will show (a) your Account Value as of the end of the preceding Certificate Year, (b) your Account Value at the end of the current Certificate Year, and (c) the rate of interest being credited to your Certificate.

    Hartford has no specific formula for determining the rate of interest that it will declare as Current Rates or Guarantee Rates in the future. The determination of Current Rates and Guarantee Rates will be reflective of interest rates available on the types of debt instruments in which Hartford intends to invest the proceeds attributable to the Certificates. (See, "Investments by Hartford," page 10.) In addition, Hartford's management may also consider various other factors in determining Current Rates and Guarantee Rates for a given period, including, regulatory and tax requirements; sales commissions and administrative expenses borne by Hartford; general economic trends; and

8                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

competitive factors. HARTFORD'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO CURRENT AND GUARANTEE RATES TO BE DECLARED. WE CANNOT PREDICT NOR CAN WE GUARANTEE FUTURE CURRENT RATES OR GUARANTEE RATES.

 3. SURRENDERS

 (A) GENERAL

    Full surrenders may be made under a Certificate at any time and will terminate the Certificate.

    In the case of all surrenders, the Account Value will be reduced by the Gross Surrender Value on the Surrender Date and the Net Surrender Value will be payable to you. The Net Surrender Value equals:

(A - B) X C, where:

A = the Gross Surrender Value,
B = any unpaid premium tax, (see page 8), C = the Market Value Adjustment (see page 8).

    Hartford will, upon request, inform you of the amount payable upon a full surrender.

    Any full, or special surrender may be subject to tax. (See, "Tax Considerations," page 11.)

 (B) MARKET VALUE ADJUSTMENT

    The amount payable on a partial or full surrender made preceding the end of any Guarantee Period may be adjusted up or down by the application of the Market Value Adjustment. Where applicable, the Market Value Adjustment is applied to Gross Surrender Value.

    In the case of a full surrender, the Market Value Adjustment will reflect the relationship between the Current Rate for the duration remaining in the Guarantee Period at the time you request the surrender, and the Guarantee Rate then applicable to your Certificate. Generally, if your Guarantee Rate is lower than the applicable Current Rate, then the application of the Market Value Adjustment will result in a lower payment upon surrender. Similarly, if your Guarantee Rate is higher than the applicable Current Rate, the application of the Market Value Adjustment will result in a higher payment upon surrender.

    For example, assume you purchase a Certificate and select an initial Guarantee Period of ten years and our Guarantee Rate for that duration is 7% per annum. Assume at the end of seven years you make a total surrender. If the three year Current Rate is then 5%, the amount payable upon surrender will increase after the application of the Market Value Adjustment. On the other hand, if such Current Rate is higher than your Guarantee Rate, for example, 8%, the application of the Market Value Adjustment will cause a decrease in the amount payable to you upon this surrender.

    Since Current Rates are based in part upon the investment yields available to Hartford (see, "Investments By Hartford," page 10), the effect of the Market Value Adjustment will be closely related to the levels of such yields. It is theoretically possible, therefore, that, should such yields increase significantly from the time you purchased your Certificate, the amount you would receive upon a full surrender of your Certificate could be less than your original purchase payment.

    The formula for calculating the Market Value Adjustment is set forth in Appendix A to this Prospectus, which also contains an additional illustration of the application of the Market Value Adjustment.

 (C) SPECIAL SURRENDERS

    A Market Value Adjustment will not be applied to a full surrender made at the end of a Guarantee Period. A request for a surrender at the end of a Guarantee Period must be received, in writing, during the 30 day period preceding or within five business days after the end of said Guarantee Period.

    A Market Value Adjustment will be applied to your account value to purchase an annuity on the Annuity Commencement Date if the Annuity Commencement Date is not at the end of a Guarantee Period. To elect an Annuity Option you must notify us at least 30 days before the end of that Guarantee Period.

    In addition, we will send you any interest that has been credited during the prior Certificate Year if you so request in writing within 30 days prior to the end of the Certificate Year. No Market Value Adjustment will be imposed on such interest payments. Any such surrender may, however, be subject to tax.

 4. PREMIUM TAXES

    A deduction is also made for premium taxes, if applicable, imposed by a state or other governmental entity. Certain states impose a premium tax, currently ranging up to 3.5%. Some states assess the tax at the time purchase payments are made; others assess the tax at the time of annuitization. Hartford will pay premium taxes at the time imposed under applicable law. At its sole discretion, Hartford may deduct premium taxes at the time Hartford pays such taxes to the applicable taxing authorities, upon surrender, or when annuity payments commence.

 5. DEATH BENEFIT

    If the Annuitant dies before the Annuity Commencement Date and there is no designated Contingent Annuitant surviving, the Death Benefit will be payable to the Beneficiary as determined under the Certificate Control Provisions. The Death Benefit is calculated as of the date we receive written notification of Due Proof of Death at the offices of Hartford.

HARTFORD LIFE INSURANCE COMPANY                                                9
--------------------------------------------------------------------------------

    If the death occurs prior to the Annuity Commencement Date and on or prior to the Annuitant attaining age 65, then the death benefit equals the higher of the Account Value or the Net Surrender Value as each is calculated as of the date the Company receives written notification of Due Proof of Death. If the death occurs prior to the Annuity Commencement Date after the Annuitant attains age 65, then the death benefit equals the Net Surrender Value.

    The Death Benefit may be taken in one sum, to be paid within six months after the date we receive Due Proof of Death, or under any of the Annuity Options available under the Contract, provided, however, that: (a) in the event of the death of any Participant prior to the Annuity Commencement Date, any Annuity Option selected must provide that any amount payable as a Death Benefit will be distributed within 5 years of the date of death; and (b) if any Participant or Annuitant dies on or after the Annuity Commencement Date, any remaining interest in the Contract will be paid at least as rapidly as under the method of distribution in effect at the time of death, or, if the benefit is payable over a period not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary, such distribution must commence within one year of the date of death. Notwithstanding the foregoing, in the event of the Participant's death where the sole Beneficiary is the spouse of the Participant and the Annuitant or Contingent Annuitant is living, such spouse may elect, in lieu of receiving the Death Benefit, to be treated as the Participant.

    If the Certificate is owned by a corporation or other non-individual, the Death Benefit payable upon the death of the Annuitant preceding the Annuity Commencement Date will be payable only as one sum or under the same Annuity Options and in the same manner as if an individual Certificate owner died on the date of the Annuitant's death.

 6. PAYMENT UPON PARTIAL OR FULL SURRENDER

    We may defer payment of a full surrender for a period not exceeding 6 months from date of our receipt of your notice of surrender or the period permitted by state insurance law, if less. Only under highly unusual circumstances will we defer a surrender payment more than thirty days, and if we defer payment for more than 30 days, we will pay interest of at least 4% per annum on the amount deferred. While all circumstances under which we could defer payment upon surrender may not be foreseeable at this time, such circumstances could include, for example, a time of an unusually high surrender rate among Participants, accompanied by a radical shift in interest rates. If we intend to withhold payment for more than thirty days, we will notify you in writing. We will not, however, defer payment for more than thirty days for any surrender which is to be effective at the end of any Guarantee Period.

---------------------------------------------------
  C. ANNUITY PERIOD

 1. ELECTING THE ANNUITY COMMENCEMENT DATE AND
    FORM OF ANNUITY

    Upon application for a Certificate, you select an Annuity Commencement Date. Within 30 days preceding your Annuity Commencement Date you may elect to have all or a portion of your Net Surrender Value paid in a lump sum on your Annuity Commencement Date. Alternatively, or with respect to any portion of your Net Surrender Value not paid in a lump sum, you may elect, at least 30 days preceding the Annuity Commencement Date, to have your Account Value with a Market Value Adjustment, if applicable, (less applicable premium taxes, if any) applied on the Annuity Commencement Date under any of the Annuity Options described below. In the absence of such election, Account Value with a Market Value Adjustment, if applicable, will be applied on the Annuity Commencement Date under the Second Option to provide a life annuity with 120 monthly payments certain.

 2. CHANGE OF ANNUITY COMMENCEMENT DATE OR ANNUITY OPTION

    You may change the Annuity Commencement Date and/or the Annuity Option from time to time, but any such change must be made in writing and received by us at least 30 days preceding the scheduled Annuity Commencement Date. Also, the proposed Annuity Commencement Date may not be beyond the later of the Annuitant's 90th birthday or the end of the Initial Guarantee Period provided such Initial Guarantee Period is 10 years or less.

 3. ANNUITY OPTIONS

    Any one of the following Annuity Options may be elected:

    FIRST OPTION -- Life Annuity

    An annuity payable monthly during the lifetime of the Annuitant, and terminating with the last monthly payment due preceding the death of the Annuitant. It would be possible under this Option for an Annuitant to receive only one Annuity payment if he died prior to the due date of the second Annuity payment, two payments if he died before the due date of the third Annuity payment and so on.

    SECOND OPTION -- Life Annuity with 120, 180, or 240 Monthly Payments Certain

    An annuity providing monthly income to the Annuitant for a fixed period of 120 months, 180 months, or 240 months (as selected), and for as long thereafter as the Annuitant shall live.

    THIRD OPTION -- Cash Refund Life Annuity

    An annuity payable monthly during the lifetime of the Annuitant provided that, at the death of the Annuitant, the Beneficiary will receive an additional payment equal to the

10                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

excess, if any, of (a) over (b) where (a) is the Account Value applied on the Annuity Commencement Date under this Option and (b) is the dollar amount of annuity payments already paid.

    FOURTH OPTION -- Joint and Last Survivor Life Annuity

    An annuity payable monthly during the joint lifetime of the Annuitant and a designated second person, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment preceding the death of the survivor. It would be possible under this Option for the Annuitant, and designated second person in the event of the common or simultaneous death of the parties, to receive only one payment in the event of death prior to the due date for the second payment and so on.

    FIFTH OPTION -- Payments for a Designated Period

    An amount payable monthly for the number of years selected which may be from 5 to 30 years.

    The Tables in the Certificate provide for guaranteed dollar amounts of monthly payments for each $1,000 applied under the five Annuity Options. Under the First, Second, or Third Options, the amount of each payment will depend upon the age of the Annuitant at the time the first payment is due. Under the Fourth Option, the amount of each payment will depend upon the age of both payees at the time the first payment is due.

    The Tables for the First, Second, Third and Fourth Options are based on the 1983a Individual Annuity Mortality Table with ages set back one year and a net investment rate of 4% per annum. The table for the Fifth Option is based on a net investment rate of 4% per annum. We may, from time to time, at our discretion if mortality and interest rates justify, apply other tables which will result in higher monthly payments for each $1,000 applied under one or more of the five Annuity Options.

 4. ANNUITY PAYMENT

    The first payment under any Annuity Option will be made on the Annuity Commencement Date. Subsequent payments will be made on the same day of each month in accordance with the manner of payment selected.

    The option elected must result in a payment of an amount at least equal to the minimum payment amount according to Company rules then in effect. If at any time payments are less than the minimum payment amount, the Company has the right to change the frequency to an interval resulting in a payment at least equal to the minimum. If any amount due is less than the minimum per year, the Company may make other arrangements that are equitable to the Annuitant.

    Once annuity payments have commenced, no surrender of the annuity benefit (including benefits under the Fifth Option) can be made for the purpose of receiving a lump sum settlement in lieu thereof.

 5. DEATH OF ANNUITANT AFTER ANNUITY COMMENCEMENT DATE

    In the event of the death of the Annuitant after the Annuity Commencement Date, the present values on the date of death of the current dollar amount of any remaining guaranteed payments will be paid in one sum to the Beneficiary designated by you unless other provisions shall have been made and approved by us. Calculations of such present value will be based on the interest rate that is used by us to determine the amount of each certain payment.

---------------------------------------------------
                            INVESTMENTS BY HARTFORD

    Assets of Hartford must be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. (See page 16 for percentage breakdown of investments of Hartford.)

    Proceeds from the Certificate will be deposited in Hartford's General Account. All assets of Hartford would be available to meet the guarantees under the Annuity.

    Nonetheless, in establishing Guarantee Rates and Current Rates, Hartford intends to take into account the yields available on the instruments in which it intends to invest the proceeds from the Certificates. (See, "Establishment of Guarantee Rates and Current Rates," page 7.) Hartford's investment strategy with respect to the proceeds attributable to the Certificates will generally be to invest in investment-grade debt instruments having durations tending to match the applicable Guarantee Periods.

    Investment-grade debt instruments in which Hartford intends to invest the proceeds from the Certificates include:

    Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government.

    Debt securities which have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Baa), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service.

HARTFORD LIFE INSURANCE COMPANY                                               11
--------------------------------------------------------------------------------

    Other debt instruments, including but not limited to, issues of or guaranteed by banks or bank holding companies and corporations, which obligations, although not rated by Moody's or Standard & Poor's are deemed by Hartford's management to have an investment quality comparable to securities which may be purchased as stated above.

    While the foregoing generally describes our investment strategy with respect to the proceeds attributable to the Certificates, we are not obligated to invest the proceeds attributable to the Certificate according to any particular strategy, except as may be required by Connecticut and other state insurance laws.

---------------------------------------------------
                           AMENDMENT OF CERTIFICATES

    We reserve the right to amend the Certificates to meet the requirements of applicable federal or state laws or regulations. We will notify you in writing of any such amendments.

---------------------------------------------------
                           ASSIGNMENT OF CERTIFICATES

    Your rights as evidenced by a Certificate may be assigned as permitted by applicable law. An assignment will not be binding upon us until we receive notice from you in writing. We assume no responsibility for the validity or effect of any assignment. You should consult your tax adviser regarding the tax consequences of an assignment.

---------------------------------------------------
                          DISTRIBUTION OF CERTIFICATES

    Hartford Securities Distribution Company, Inc. ("HSD") serves as principal underwriter for the Contracts. HSD is a wholly-owned subsidiary of Hartford. The principal business address of HSD is the same as Hartford. HSD is registered with the Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

    The securities will be sold by salespersons of HSD who represent Hartford as insurance and Variable Annuity agents and who are registered representatives of Broker-Dealers who have entered into distribution agreements with HSD.

    HSD is registered with the Commission under the Securities and Exchange Act of 1934 as a Broker-Dealer and is a member of the NASD.

    Hartford will pay a maximum commission of 0.5% for the sale of a Certificate.

---------------------------------------------------
                           FEDERAL TAX CONSIDERATIONS

---------------------------------------------------
  A. GENERAL

    SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE PARTICIPANT INVOLVED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CERTIFICATE DESCRIBED IN THIS PROSPECTUS.

    It should be understood that any detailed description of the Federal income tax consequences regarding the purchase of the Certificates cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. This discussion is based upon Hartford's understanding of existing federal income tax laws as they are currently interpreted. No representation is made as to the likelihood of continuation of the present federal income tax laws or of the current or future interpretations of those laws by the Internal Revenue Service.

    THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS LEGAL ADVICE REGARDING THE TAX LAWS. Any person with questions about the tax consequences regarding the Certificates should consult a competent tax adviser prior to making any decisions.

---------------------------------------------------
  B. TAXATION OF HARTFORD

    Hartford is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). The assets underlying the Certificates will be owned by Hartford. The income earned on such assets will be Hartford's income.

---------------------------------------------------
  C. TAXATION OF ANNUITIES -- GENERAL
     PROVISIONS AFFECTING PURCHASERS OTHER
     THAN QUALIFIED RETIREMENT PLANS

    Section 72 of the Code governs the taxation of annuities in general.

 1. NON-NATURAL PERSONS, CORPORATIONS, ETC.

    Section 72 contains provisions for Certificate owners which are non-natural persons. Non-natural persons include corporations, trusts, and partnerships. The annual net increase in the value of the Certificate is currently includable in the gross income of a non-natural person unless the non-natural person holds the Certificate as an

12                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

agent for a natural person. There is an exception from current inclusion for certain annuities held by structured settlement companies, certain annuities held by an employer with respect to a terminated qualified retirement plan and certain immediate annuities. A non-natural person which is a tax-exempt entity for federal tax purposes will not be subject to income tax as a result of this provision.

    If the Certificate owner is not an individual, Section 72 requires that the primary Annuitant shall be treated as the Certificate owner for purposes of making the required distributions. If the Certificate owner is not an individual, then a change in the primary Annuitant will be treated as the death of the Certificate owner for purposes of required distributions where the Certificate owner dies before the entire interest in the Certificate is distributed.

 2. OTHER CERTIFICATE OWNERS (NATURAL PERSONS).

    In general, and with certain exceptions, interest or earnings credited under the Certificate are not included in the Certificate owner's income for tax purposes until actually distributed from the Certificate.

    The provisions of Section 72 of the Code concerning distributions are summarized briefly below. Also summarized are special rules affecting distributions from Certificates obtained in a tax-free exchange for other annuity contracts or life insurance contracts which were purchased prior to August 14, 1982.

   A. DISTRIBUTIONS PRIOR TO THE ANNUITY
      COMMENCEMENT DATE.

i. Total premium payments less amounts received which were not includable in gross income equal the "investment in the contract" under Section 72 of the Code.

ii. To the extent that the value of the Certificate (ignoring any surrender charges except on a full surrender) exceeds the "investment in the contract," such excess constitutes the "income on the contract."

iii. Any amount received or deemed received prior to the Annuity Commencement Date (e.g., upon a partial surrender) is deemed to come first from any such "income on the contract" and then from "investment in the contract," and for these purposes such "income on the contract" shall be computed by reference to any aggregation rule in subparagraph 2.c. below. As a result, any such amount received or deemed received (1) shall be includable in gross income to the extent that such amount does not exceed any such "income on the contract," and (2) shall not be includable in gross income to the extent that such amount does exceed any such "income on the contract." If at the time that any amount is received or deemed received there is no "income on the contract" (e.g., because the gross value of the Certificate does not exceed the "investment in the contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "investment in the contract."

iv. The receipt of any amount as a loan under the Certificate or the assignment or pledge of any portion of the value of the Certificate shall be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b.

v. In general, the transfer of the Certificate, without full and adequate consideration, will be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b. This transfer rule does not apply, however, to certain transfers of property between spouses or incident to divorce.

   B. DISTRIBUTIONS AFTER ANNUITY COMMENCEMENT DATE.

    Annuity payments made periodically after the Annuity Commencement Date are excluded from gross income to the extent that part of the amount of the payment bears the same ratio to the payment as the "investment in the contract" bears to the expected return under the Certificate (the "exclusion ratio").

i. When the total of amounts excluded from income by application of the exclusion ratio is equal to the investment in the contract as of the Annuity Commencement Date, any additional payments (including surrenders) will be entirely includable in gross income.

ii. If the annuity payments cease by reason of the death of the Annuitant and, as of the date of death, the amount of annuity payments excluded from gross income by the exclusion ratio does not exceed the investment in the contract as of the Annuity Commencement Date, then the remaining portion of unrecovered investment shall be allowed as a deduction for the last taxable year of the Annuitant.

iii. Generally, nonperiodic amounts received or deemed received after the Annuity Commencement Date are not entitled to any exclusion ratio and shall be fully includable in gross income. However, upon a full surrender after the Annuity Commencement Date, only the excess of the amount received (after any surrender charge) over the remaining "investment in the contract" shall be includable in gross income (except to the extent that the aggregation rule referred to in the next subparagraph c. may apply).

iv. For annuity payments made under a qualified plan, the portion of each annuity payment that represents nontaxable return of basis is generally equal to the total investment in the Certificate as of the Annuity Commencement Date, divided by the number of anticipated payments, which is determined by reference to the age of the Annuitant under a table in Section 72(d) of the Code.

HARTFORD LIFE INSURANCE COMPANY                                               13
--------------------------------------------------------------------------------

   C. AGGREGATION OF TWO OR MORE ANNUITY CERTIFICATES.

    Certificates issued after October 21, 1988 by the same insurer (or affiliated insurer) to the same Certificate owner within the same calendar year (other than certain contracts held in connection with a tax-qualified retirement arrangement) will be treated as one annuity Certificate for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. An annuity contract received in a tax-free exchange for another annuity contract or life insurance contract may be treated as a new Certificate for this purpose. HL believes that for any annuity subject to such aggregation, the values under the Certificates and the investment in the contracts will be added together to determine the taxation under subparagraph 2.a., above, of amounts received or deemed received prior to the Annuity Commencement Date. Withdrawals will first be treated as withdrawals of income until all of the income from all such Certificates is withdrawn. As of the date of this Prospectus, there are no regulations interpreting this provision.

   D. 10% PENALTY TAX -- APPLICABLE TO CERTAIN
      WITHDRAWALS AND ANNUITY PAYMENTS.

i. If any amount is received or deemed received on the Certificate (before or after the Annuity Commencement Date), the Code applies a penalty tax equal to ten percent of the portion of the amount includable in gross income, unless an exception applies.

ii. In general, the 10% penalty tax will not apply to the following distributions (exceptions vary based upon the precise plan involved):

    1. Distributions made on or after the date the recipient has attained the age of 59 1/2.

    2. Distributions made on or after the death of the holder or where the holder is not an individual, the death of the primary annuitant.

    3.  Distributions attributable to a recipient's becoming disabled.

    4. A distribution that is part of a scheduled series of substantially equal periodic payments for the life (or life expectancy) of the recipient (or the joint lives or life expectancies of the recipient and the recipient's Beneficiary).

    5. Distributions of amounts which are allocable to the "investment in the contract" prior to August 14, 1982 (see next subparagraph e.).

   E. SPECIAL PROVISIONS AFFECTING CERTIFICATES OBTAINED
      THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR
      LIFE INSURANCE CONTRACTS PURCHASED PRIOR TO
      AUGUST 14, 1982.

    If the Certificate was obtained by a tax-free exchange of a life insurance or annuity Certificate purchased prior to August 14, 1982, then any amount received or deemed received prior to the Annuity Commencement Date shall be deemed to come (1) first from the amount of the "investment in the contract" prior to August 14, 1982 ("pre-8/14/82 investment") carried over from the prior Certificate, (2) then from the portion of the "income on the contract" (carried over to, as well as accumulating in, the successor Certificate) that is attributable to such pre-8/14/82 investment, (3) then from the remaining "income on the contract" and (4) last from the remaining "investment in the contract." As a result, to the extent that such amount received or deemed received does not exceed such pre-8/14/82 investment, such amount is not includable in gross income., In addition, to the extent that such amount received or deemed received does not exceed the sum of (a) such pre-8/14/82 investment and (b) the "income on the contract" attributable thereto, such amount is not subject to the 10% penalty tax. In all other respects, amounts received or deemed received from such post-exchange Certificates are generally subject to the rules described in this subparagraph 3.

   F. REQUIRED DISTRIBUTIONS

i.  Death of Certificate owner or Primary Annuitant

    Subject to the alternative election or spouse beneficiary provisions in ii. or iii. below:

    1. If any Certificate owner dies on or after the Annuity Commencement Date and before the entire interest in the Certificate has been distributed, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution being used as of the date of such death;

    2. If any Certificate owner dies before the Annuity Commencement Date, the entire interest in the Certificate will be distributed within 5 years after such death; and

    3. If the Certificate owner is not an individual, then for purposes of 1. or 2. above, the primary annuitant under the Certificate shall be treated as the Certificate owner, and any change in the primary annuitant shall be treated as the death of the Certificate owner. The primary annuitant is the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Certificate.

ii.  Alternative Election to Satisfy Distribution Requirements

    If any portion of the interest of a Certificate owner described in i. above is payable to or for the benefit of a designated beneficiary, such beneficiary may elect to have the portion distributed over a period that does not extend beyond the life or life expectancy of the beneficiary. The election and payments must begin within a year of the death.

14                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

iii. Spouse Beneficiary

    If any portion of the interest of a Certificate owner is payable to or for the benefit of his or her spouse, and the Annuitant or Contingent Annuitant is living, such spouse shall be treated as the Certificate owner of such portion for purposes of section i. above.

---------------------------------------------------
  D. INFORMATION REGARDING IRAS AND
     DEFERRED COMPENSATION PLANS

    The Certificates may be used as Individual Retirement Annuities ("IRAs") or in connection with Deferred Compensation Plans established and maintained by state or local governments or tax-exempt organizations. Important differences exist between the tax rules which are applicable to IRAs and Deferred Compensation Plans. These rules are complex and may vary depending on individual circumstances. Adverse tax consequences may result from contributions in excess of applicable limits, distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to applicable commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other circumstances. Therefore, no attempt is made to provide more than general information about the use of the Certificates as IRAs or when owned by eligible employers in connection with Deferred Compensation Plans. Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under a Deferred Compensation Plan may be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the Certificates, but that Hartford is not bound by the terms and conditions of such plans to the extent such terms conflict with the Certificates, unless Hartford specifically consents to be bound. A brief description of some of the federal income tax rules which apply to IRAs and Deferred Compensation Plans is set forth below. Hartford may amend the Certificates as necessary to conform it to the requirements of applicable law.

 1. DEFERRED COMPENSATION PLANS UNDER SECTION 457.

    Employees and independent contractors performing services for such employers may contribute on a before tax basis to the Deferred Compensation Plan of their employer in accordance with the employer's plan and Section 457 of the Code.
Section 457 places limitations on contributions to Deferred Compensation Plans maintained by a State ("State" means a State, a political sub-division of a State, and an agency or instrumentality of a State or political sub-division of a State) or other tax-exempt organization. Generally, the maximum amount that may be deferred under a Section 457 plan is the lesser of $7,500 or 33 1/3% of compensation. The $7,500 limit will be adjusted for increases in the cost of living. The plan may also provide for additional "catch-up" deferrals during the three taxable years ending before a Participant attains normal retirement age.

    Amounts deferred under a Section 457 plan must be held in a trust (or custodial account or annuity contract) for the exclusive benefit of plan participants and their beneficiaries. Amounts deferred under plans currently in existence, however, do not have to be placed in trust until January 1, 1999. Therefore, until January 1, 1999, for plans already in existence, an employee electing to participate in a Deferred Compensation Plan should understand that his or her rights and benefits are governed strictly by the terms of the plan and that the employer is the legal owner of any contract issued with respect to the plan. The employer, as owner of the contract(s), retains all voting and redemption rights which may accrue to the contract(s) issued with respect to the plan. The participating employee should look to the terms of his or her plan for any charges in regard to participating therein other than those disclosed in this Prospectus. Participants should also be aware that effective August 20, 1996, the Small Business Job Protection Act of 1996 requires that all assets and income of an eligible Deferred Compensation Plan established by a governmental employer which is a State, a political subdivision of a State, or any agency or instrumentality of a State or political subdivision of a State, must be held in trust (or under certain specified annuity contracts or custodial accounts) for the exclusive benefit of Participants and their Beneficiaries. Special transition rules apply to such governmental Deferred Compensation Plans already in existence on August 20, 1996, and provide that such plans need not establish a trust before January 1, 1999. However, this requirement does not apply to amounts under a Deferred Compensation Plan of a tax-exempt (non-governmental) organization and such amounts will be subject to the claims of such tax-exempt employer's general creditors.

    In general, distributions from a Section 457 Deferred Compensation Plan are prohibited unless made after the participating employee attains the age 70 1/2, or retires, whichever is later, separates from service, dies, or suffers an unforeseeable financial emergency. Present federal tax law does not allow tax-free transfers or rollovers for amounts accumulated in a Section 457 plan except for transfers to other Section 457 plans in limited cases.

 2. INDIVIDUAL RETIREMENT ANNUITIES UNDER SECTION 408.

    Section 408 of the Code permits eligible individuals to establish individual retirement programs through the purchase of Individual Retirement Annuities ("IRAs"). IRAs are subject to limitations on the amount that may be contributed, the contributions that may be deducted from taxable income, the persons who may be eligible and the time when distributions may commerce. Also, distributions from certain qualified plans may be "rolled-over" on a tax-deferred basis into an IRA.

HARTFORD LIFE INSURANCE COMPANY                                               15
--------------------------------------------------------------------------------

 3. TAX PENALTIES.

    Distributions are generally taxed under Section 72 of the Code. Under these rules, a portion of each distribution may be excludable from income. The excludable amount is the portion of the distribution which bears the same ratio as the after-tax contributions bear to the expected return.

   A. PREMATURE DISTRIBUTIONS.

    Distributions from a qualified plan before the Participant attains age
59 1/2 are generally subject to an additional tax equal to 10% of the taxable portion of the distribution. The 10% penalty does not apply to distribution made after the employee's death, on account of disability, for eligible expenses and distributions in the form of a life annuity and, except in the case of an IRA, certain distributions after separation from service at or after age 55. A life annuity is defined as a scheduled series of substantially equal periodic payments for the life or life expectancy of the Participant (or the joint lives or life expectancies of the Participant and Beneficiary).

   B. MINIMUM DISTRIBUTION TAX.

    If the amount distributed is less than the minimum required distribution for the year, the Participant is subject to a 50% tax on the amount that was not properly distributed.

    An individual's interest in a retirement plan must generally be distributed or begin to be distributed by April 1 of the calendar year following the year in which the individual attains age 70 1/2 or the year in which the individual retires, whichever is later. However, the required beginning date for an individual who is a five (5) percent owner (as defined in the Code), or who is the owner of an IRA, is April 1 of the calendar year following the calendar year in which the individual attains age 70 1/2. The entire interest of the Participant must be distributed beginning no later than this required beginning date over a period which may not extend beyond a maximum of the life expectancy of the Participant and a designated Beneficiary. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. In addition, minimum distribution incidental benefit rules may require a larger annual distribution.

    If an individual dies before reaching his or her required beginning date, the individual's entire interest must generally be distributed within five years of the individual's death. However, this rule will be deemed satisfied, if distributions begin before the close of the calendar year following the individual's death to a designed Beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the Beneficiary is the individual's surviving spouse, distributions may be delayed until the individual would have attained age 70 1/2.

    If an individual dies after reaching his or her required beginning date or after distributions have commenced, the individual's interest must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

   C. EXCESS DISTRIBUTION TAX.

    If the aggregate distributions from all IRAs and certain other qualified plans in a calendar year exceed the greater of (i) $150,000, or (ii) $112,500 as indexed for inflation, a penalty tax of 15% is generally imposed on the excess portion of the distribution.

---------------------------------------------------
  E. FEDERAL INCOME TAX WITHHOLDING

    The portion of a distribution from a Certificate that is taxable income to the recipient is generally subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Section 3405 of the Code governs withholding and is summarized below:

 1. NON-PERIODIC DISTRIBUTIONS.

    The portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding unless the recipient elects not to have taxes withheld. If an election not to have taxes withheld is not provided, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. If the necessary election forms are not submitted to Hartford, Hartford will automatically withhold 10% of the taxable distribution.

 2. PERIODIC DISTRIBUTIONS.

    The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested.

 3. DEFERRED COMPENSATION PLANS.

    Distributions from a non-qualified deferred compensation plan meeting the requirements of Section 457 of the Code are generally subject to regular wage withholding rules.

    Certain states also require withholding of state income tax whenever federal income tax is withheld.

16                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

---------------------------------------------------
                                  THE COMPANY

---------------------------------------------------
  A. BUSINESS OF HARTFORD LIFE
     INSURANCE COMPANY

 ORGANIZATION


    Hartford Life Insurance Company (the "Company") was organized in 1902 and is incorporated under the laws of the State of Connecticut. The Company is a direct subsidiary of Hartford Life and Accident Insurance Company ("HLA"), a wholly-owned subsidiary of Hartford Life, Inc. ("Hartford Life"). Hartford Life, an indirect subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford") (formerly ITT Hartford Group, Inc. a wholly-owned subsidiary of ITT Corporation), is a holding company which owns substantially all of the life insurance operations of The Hartford. The Company is the parent of ITT Hartford Life and Annuity Insurance Company ("ILA"), formerly ITT Life Insurance Corporation, and ITT Hartford International Life Reassurance Corporation ("HLRe"), formerly American Skandia Life Reinsurance Corporation, which was acquired in 1993. On December 19, 1995, ITT Corporation distributed all of the outstanding shares of the common stock of The Hartford to ITT Corporation shareholders of record in an action known herein as the "Distribution". As a result of the Distribution, The Hartford became an independent, publicly traded company. On February 10, 1997, The Hartford announced its intention to sell up to 20% of the common stock of Hartford Life during the second quarter of 1997. On May 22, 1997, Hartford Life became a publicly traded company with The Hartford retaining 81.4% of its stock.


    The Company provides for the insurance and retirement needs of millions of individuals and has been among the fastest growing major life insurance companies in the United States for the past several years, as measured by assets. At December 31, 1996, the Company's total assets of $78 billion included 18% of fixed maturities and 64% of separate accounts with the remainder representing equity securities, cash, mortgage loans, policy loans, reinsurance recoverable, deferred policy acquisition costs and other assets.

    The reportable segments of the Company and its subsidiaries are:

Investment Products
Individual Life Insurance
Employee Benefits
Corporate operations
Runoff operations

    Revenue, income before income tax expense and assets by reportable segment are set forth in Note 7 in Notes to Consolidated Financial Statements.

 BRIEF DESCRIPTION OF REPORTABLE SEGMENTS

    The Company operates in three principal market segments: Investment Products, Individual Life Insurance and Employee Benefits. During the past two years, each segment has grown significantly in revenues and net income. In addition, the Company maintains a Corporate operation in which it reports net investment income on assets representing surplus not assigned to any of its business segments and certain other revenues and expenses not specifically allocable to any of its business segments. The Company also classifies certain of its business as Runoff operations.

INVESTMENT PRODUCTS

    The Investment Products segment focuses on the savings and retirement needs of the growing number of individuals who are preparing for retirement or have already retired. The Investment Products segment offers fixed market value adjusted ("MVA") and variable annuities, deferred compensation plan services for municipal governments and corporations, structured settlement contracts and other special purpose annuity contracts, mutual funds, investment management contracts and certain other financial products. Investment Products accounted for $150 million of the total segment earnings of the Company for the year ended December 31, 1996. Growth in the Company's assets has been driven by its sale of variable annuities. For the year ended December 31, 1996, the Company was the largest writer of both individual annuities and individual variable annuities. New sales of individual annuities were approximately $9.8 billion in 1996, bringing total individual annuity account value to $41.7 billion as of December 31, 1996. Of the total annuity account value, $32.4 billion relates to variable annuities and $9.0 billion relates to fixed MVA annuities held in guaranteed separate accounts. Of the Company's $32.4 billion in variable annuities in force, $29.9 billion, or 92%, are held in non-guaranteed separate accounts, as of December 31, 1996. In contrast, the next nine largest writers in the United States of variable annuities held an average of 68% of their variable annuities in force in non-guaranteed separate accounts, as of December 31, 1996, based on the Company's analysis of information compiled by Variable Annuity and Research Data Service ("VARDS").

    The Company has distribution arrangements to sell its individual annuity products with approximately 1,350 national and regional broker-dealers and 200 banks. Management believes that it has established a strong distribution franchise through its long-standing relationships with the members of its bank and broker-dealer network and is committed both to expanding sales through these established channels of distribution and promoting new distributors for all its products and services.

HARTFORD LIFE INSURANCE COMPANY                                               17
--------------------------------------------------------------------------------

INDIVIDUAL LIFE INSURANCE

    The Individual Life Insurance segment focuses on individuals' needs regarding the transfer of wealth between generations, as well as the protection of individuals and their families against lost earnings resulting from death. The chief products sold in this market include both variable and fixed universal life-type contracts (including interest-sensitive whole life), as well as single premium variable life and term life products. Individual life insurance in force has increased from $45.2 billion in 1994 to $52.1 billion in 1996, of which $4.4 billion was derived from acquisitions. The Company's growth in insurance in force, together with favorable mortality results and a declining expense ratio, has resulted in increased segment earnings from $25 million in 1994 to $44 million in 1996.

    The Individual Life Insurance segment distributes its products through insurance agents, broker-dealers and financial institutions, typically assisted by a dedicated group of Company employees. The Company has distribution arrangements to sell its individual life products in the United States with approximately 137,000 licensed life insurance agents.

EMPLOYEE BENEFITS

    The Employee Benefits segment focuses on the needs of employers and associations to purchase group insurance products. The group life, long-term and short-term disability, stop-loss and supplementary medical coverages sold in this segment are reinsured to HLA. This segment also contains specialty businesses such as corporate owned life insurance ("COLI") and life/health reinsurance. Together with HLA, the Company is the largest writer of group short-term disability benefit plans and the second largest writer of group long-term disability insurance, as well as the fourth largest writer of group life insurance based on full-year 1995 new premium and premium equivalents, according to information compiled by the Employee Benefits Plan Review ("EBPR"). Management believes that, as a result of The Hartford's name recognition, the value-added nature of the Company's managed disability products and its effective claims administration, it is one of the leading sellers in the "large case" group market (companies with over 1,000 employees) and that further growth opportunities exist in the "small case" and "medium case" group markets. Sales of COLI have resulted in an increase in segment earnings from $18 million in 1994 to $29 million in 1996.
    The Employee Benefits segment uses an experienced group of Company employees to distribute its products through a variety of distribution outlets, including insurance agents, brokers, associations and third-party administrators.
---------------------------------------------------
  B. SELECTED FINANCIAL DATA
    The following selected financial data for Hartford, its subsidiaries and affiliated companies should be read in conjunction with the consolidated financial statements and notes thereto included in this Prospectus beginning on page 30.

--------------------------------------------------------------------------------
              HARTFORD LIFE INSURANCE COMPANY STATEMENT OF INCOME

                                                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                                                       ------------------------------------------
                                                                                         1996       1995       1994       1993
                                                                                       ---------  ---------  ---------  ---------
REVENUES
  Premiums and other considerations..................................................  $   1,705  $   1,487  $   1,100  $     747
  Net investment income..............................................................      1,397      1,328      1,292      1,051
  Net realized (losses) gains........................................................       (213)       (11)         7         16
                                                                                       ---------  ---------  ---------  ---------
    Total Revenues...................................................................      2,889      2,804      2,399      1,814
                                                                                       ---------  ---------  ---------  ---------
                                                                                       ---------  ---------  ---------  ---------
BENEFITS, CLAIMS AND EXPENSES
  Benefits, claims and claim adjustment expenses.....................................      1,535      1,422      1,405      1,046
  Amortization of deferred policy acquisition costs..................................        234        199        145        113
  Dividends to policyholders.........................................................        635        675        419        227
  Other insurance expenses...........................................................        427        317        227        210
                                                                                       ---------  ---------  ---------  ---------
    Total Benefits, Claims and Expenses..............................................      2,831      2,613      2,196      1,596
                                                                                       ---------  ---------  ---------  ---------
                                                                                       ---------  ---------  ---------  ---------
  Income before income tax expense...................................................         58        191        203        218
  Income tax expense.................................................................         20         62         65         75
  Income before cumulative effect of changes in accounting principles................         38        129        138        143
  Cumulative effect of changes in accounting principles net of
   tax benefits of $7................................................................         --         --         --         --
                                                                                       ---------  ---------  ---------  ---------
NET INCOME...........................................................................  $      38  $     129  $     138  $     143
                                                                                       ---------  ---------  ---------  ---------
                                                                                       ---------  ---------  ---------  ---------


                                                                                         1992
                                                                                       ---------
REVENUES
  Premiums and other considerations..................................................  $     259
  Net investment income..............................................................        907
  Net realized (losses) gains........................................................          5
                                                                                       ---------
    Total Revenues...................................................................      1,171
                                                                                       ---------
                                                                                       ---------
BENEFITS, CLAIMS AND EXPENSES
  Benefits, claims and claim adjustment expenses.....................................        797
  Amortization of deferred policy acquisition costs..................................         55
  Dividends to policyholders.........................................................         47
  Other insurance expenses...........................................................        138
                                                                                       ---------
    Total Benefits, Claims and Expenses..............................................      1,037
                                                                                       ---------
                                                                                       ---------
  Income before income tax expense...................................................        134
  Income tax expense.................................................................         45
  Income before cumulative effect of changes in accounting principles................         89
  Cumulative effect of changes in accounting principles net of
   tax benefits of $7................................................................        (13)
                                                                                       ---------
NET INCOME...........................................................................  $      76
                                                                                       ---------
                                                                                       ---------

18                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

---------------------------------------------------
  C. MANAGEMENT'S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS OF
     OPERATION (DOLLAR AMOUNTS IN MILLIONS)

 1. CONSOLIDATED RESULTS

                                                FOR THE YEAR ENDED
                                               --------------------
                                                 1996       1995
                                               ---------  ---------
Revenues.....................................  $   2,889  $   2,804
Expenses.....................................      2,851      2,675
                                               ---------  ---------
Net income...................................  $      38  $     129
                                               ---------  ---------
                                               ---------  ---------

    Revenues increased $85 million, or 3%, to $2.9 billion in 1996 from $2.8 billion in 1995. This increase in revenues was primarily a result of increased maintenance and expense fees, in the Investment Products segment, from a larger block of separate account assets, which resulted from strong annuity sales and market appreciation partially offset by a decrease in net investment income and net realized capital gains (losses) of $133 mainly due to losses associated with sales and an other than temporary impairment of Closed Book GRC, see "-- Runoff". Expenses increased $176 million, or 7%, to $2.9 billion in 1996 from $2.7 billion in 1995. This increase in expenses is primarily a result of increased interest credited, amortization of deferred acquisition costs and other insurance expenses due to increased sales and higher account values of individual annuity and individual life contracts which were partially offset by a decrease in benefits, claims and claim adjustment expenses of Closed Book GRC and a decrease in policyholder dividends as a result of the elimination of sales of leveraged COLI as a result of the enactment of the HIPA Act of 1996.

 INVESTMENT PRODUCTS

                                                FOR THE YEAR ENDED
                                               --------------------
                                                 1996       1995
                                               ---------  ---------
Revenues.....................................  $   1,013  $     759
Expenses.....................................        863        643
                                               ---------  ---------
Net income...................................  $     150  $     116
                                               ---------  ---------
                                               ---------  ---------

    Revenues increased $254 million, or 33%, to $1 billion in 1996 from $759 million in 1995. This increase in revenues was principally the result of a $217 million increase in premiums and other considerations which reflects a substantial increase in aggregate fees earned due to the Company's growing block of separate account assets. The average separate account assets in this segment increased to $37.5 billion in 1996 from $26.3 billion in 1995 primarily due to sales of individual annuities of $9.8 billion in 1996 and $7 billion in 1995, as well as strong market appreciation in both 1996 and 1995. In addition, the average general account assets of this segment increased to approximately $7.7 billion in 1996 from $6.5 billion in 1995 largely as a result of growth in the general account portion of the individual variable annuity products of the Company. The growth in this segment is also reflected in an increase in total expenses of $220 million, primarily as a result of an increase in benefits, claims and claim adjustment expenses of $102 million, or 29%, to $451 million in 1996 from $349 million in 1995. The 38% growth in average account value in 1996, coupled with an overall reduction in individual annuity expenses as a percentage of total individual annuity account value to 28 basis points in 1996 from 31 basis points in 1995, has contributed to the growth in earnings of $34 million, or 29%, to $150 million in 1996 from $116 million in 1995.

 INDIVIDUAL LIFE INSURANCE

                                                FOR THE YEAR ENDED
                                               --------------------
                                                 1996       1995
                                               ---------  ---------
Revenues.....................................  $     440  $     383
Expenses.....................................        396        347
                                               ---------  ---------
Net income...................................  $      44  $      36
                                               ---------  ---------
                                               ---------  ---------

    Revenues increased $57 million, or 15%, to $440 million in 1996 from $383 million in 1995. This increase in revenues was chiefly due to a $41 million increase in premiums and other considerations, reflecting the cost of insurance charges and variable life fees applied to a larger block of business, as insurance in force increased to $52.1 billion in 1996 from $48.3 billion in 1995. Total expenses increased by $49 million, primarily as a result of an increase in benefits, claims and claim adjustment expenses of $43 million, or 21%, to $245 million in 1996 from $202 million in 1995. This increase in expenses also reflects the increase in the block of individual life insurance business offset partially by favorable mortality results. The combination of business growth and favorable mortality experience resulted in an increase in segment earnings of $8 million, or 22%, to $44 million in 1996 from $36 million in 1995.

 EMPLOYEE BENEFITS

                                                FOR THE YEAR ENDED
                                               --------------------
                                                 1996       1995
                                               ---------  ---------
Revenues.....................................  $   1,366  $   1,273
Expenses.....................................      1,337      1,248
                                               ---------  ---------
Net income...................................  $      29  $      25
                                               ---------  ---------
                                               ---------  ---------

    Revenues increased $93 million, or 7%, to $1.4 billion in 1996 from $1.3 billion in 1995. This increase in revenues was largely a result of a $134 million increase in net investment income primarily due to an increase in the Company's COLI account values, partially offset by a decline in leveraged COLI premiums primarily in response to the enactment of the HIPA Act of 1996. Total expenses increased $89 million, primarily due to an increase in benefits, claims and claim adjustment expenses of $122 million,

HARTFORD LIFE INSURANCE COMPANY                                               19
--------------------------------------------------------------------------------

or 29%, to $545 million in 1996 from $423 million in 1995 partially offset by a decrease in policyholder dividends of $40 million due to the elimination of the sales of leveraged COLI. This increase in total expenses generally reflected an increase in the COLI block of business. These factors resulted in an increase in segment earnings of $4 million, or 16%, to $29 million in 1996 from $25 million in 1995.

 RUNOFF OPERATIONS

    Runoff consists of the Company's closed book of guaranteed rate contracts ("Closed Book GRC") (and the related realized gains and losses) and are products that would be reported as a component of the Investment Products segment if they were part of ongoing operations. The Company also includes in Runoff operations the effects of an insurance guaranty fund adjustment of $10 million in 1995 made to reflect lower than expected insolvencies in the insurance industry. Substantially all of the products included in Closed Book GRC are contracts with guaranteed fixed or indexed rates for a specific period, constituting all GRC written by the Company prior to 1995. The Company continues to write GRC Products only as an accommodation to existing customers or to customers who are purchasing a range of services. Closed Book GRC results have been negatively affected by lower investment rates and earnings in the related investment portfolio (principally composed of mortgage backed securities and collateralized mortgage obligations) due to prepayments experienced in excess of assumed levels in years prior to 1995. Closed Book GRC was also affected by an interest rate rise in 1994 which caused the duration of the Company's assets to lengthen relative to that of its liabilities. Due to the reduced investment earnings and the duration mismatch, the portfolio had insufficient assets to fully fund its liability commitments. During the third quarter of 1996, the Company transferred assets in the amount of $200 million to adequately fund the Closed Book GRC so that future cash infusions would be minimal.

    Although the Closed Book GRC asset portfolio as a whole is duration matched with its liabilities, certain investments continue to have a longer maturity than their corresponding liabilities and will need to be liquidated prior to maturity in order to meet the specific liability commitments. To protect the existing value of these investments, the Company entered into various interest rate swap, cap and floor transactions in late September 1996 with the objective of offsetting the market price sensitivity of hedged assets to changes in interest rates. As a result of the hedge, the Company substantially eliminated further fluctuation in the fair value of these investments due to interest rate changes, thereby substantially reducing the likelihood of any further loss on the assets due to such changes.

    The Company's accounting policy for impairment recognition of investments requires recognition of an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, the Company has established specific criteria to be used in the impairment evaluation of an individual portfolio of assets. Specifically, if the asset portfolio supports a runoff operation and is expected to be liquidated prior to maturity to meet liability commitments and has a fair value below amortized cost which will not materially fluctuate as a result of future interest rate changes, then an other than temporary impairment condition has been determined to have occurred. Each individual security within this portfolio is evaluated to determine whether or not it is impaired. Once an impairment charge has been recorded, the Company then continues to review the impaired securities for appropriate valuation on an ongoing basis.

    The following table sets forth the after-tax losses incurred by the Company in respect of Closed Book GRC for the two years ended December 31, 1996.

                                                   FOR THE YEAR ENDED
                                                      DECEMBER 31,
                                                  --------------------
                                                    1996       1995
                                                  ---------  ---------
Runoff losses...................................  $     (51) $     (68)
Other than temporary impairment charges.........        (88)        --
Net realized capital losses.....................        (55)        --
Other charges...................................        (32)        --
                                                  ---------  ---------
Net loss........................................  $    (226) $     (68)
                                                  ---------  ---------
                                                  ---------  ---------

    During 1996, Closed Book GRC incurred a $51 million after-tax loss from operations as a result of negative interest spread, as compared with an after-tax loss from operations of $68 million in 1995. With the initiation of the hedge transactions discussed above, which eliminated the possibility that the fair value of Closed Book GRC investments would recover to their current amortized cost, an other than temporary impairment loss of $82 million, after-tax, was determined to have occurred and was recorded in September 1996. An additional other than temporary impairment loss of $6 million, after-tax, occurred in the fourth quarter of 1996, bringing the total impairment to $88 million. Also, during the third quarter of 1996, Closed Book GRC had asset sales resulting in proceeds of approximately $500 million and a realized loss of $55 million, after-tax. The asset sales were undertaken as a result of liquidity needs and favorable market conditions for certain securities. Other charges of $32 million, after-tax, were also incurred in the third quarter of 1996.

    In response to the losses associated with Closed Book GRC, the Company instituted an improved risk management process. Management expects that the net income (loss) from Closed Book GRC in the years subsequent to 1996 will be immaterial based on the Company's current projections for the performance of the assets and liabilities associated with Closed Book GRC, the Company's expectations regarding future sales of assets from the Closed Book

20                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

GRC portfolio from time to time in order to make the necessary payment on maturing Closed Book GRC liabilities and the stabilizing effect of the hedge transactions. In determining the projected Closed Book GRC net income in years subsequent to 1996, the Company assumed that yield spreads implicit in market values would be consistent with historic trends. In addition, the Company assumed that there would be no material credit losses in respect of assets supporting Closed Book GRC. However, no assurance can be given that, under certain unanticipated economic circumstances, which result in the Company's assumptions proving inaccurate, further losses in respect of Closed Book GRC will not occur in the future. To date, such asset sales have been consistent with the Company's expectations.

    As of December 31, 1996, Closed Book GRC had general account assets of $3.6 billion and general account liabilities of $3.6 billion. Closed Book GRC assets consisted of $2.7 billion of fixed maturity securities (including $21 million of MBSs and $1.03 billion of CMOs), a $471 million market-neutral portfolio based on London interbank offered quotations for U.S. dollar deposits and $432 million of cash or short-term instruments. Of the $3.6 billion in Closed Book GRC liabilities remaining as of December 31, 1996, the scheduled maturity of such guaranteed rate contracts are as follows: $1.2 billion or 33% in 1997, $1.1 billion or 31% in 1998, $0.8 billion or 22% in 1999 and $0.5 billion or 14% thereafter.

 2. BUSINESS SEGMENT INFORMATION

    For business segment information, see Note 7 to Notes to Consolidated Financial Statements

---------------------------------------------------
  D. REINSURANCE

    Hartford cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve Hartford of its primary liability. Hartford also assumes insurance from other insurers. Group life and health insurance is substantially reinsured to affiliated companies.

---------------------------------------------------
  E. RESERVES

    In accordance with applicable insurance regulations, Hartford establishes and carries as liabilities actuarially determined reserves which are calculated to meet its future obligations. The reserves are based on actuarially recognized methods using prescribed morbidity and mortality tables in general use in the United States, which are modified to reflect Hartford's actual experience when appropriate. These reserves are computed at amounts that, with additions from premiums to be received and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet Hartford's policy obligations at their maturities or in the event of an insured's death. Reserves include unearned premiums, premium deposits, claims reported but not yet paid, claims incurred but not reported and claims in the process of settlement. Hartford's reserves for assumed reinsurance are computed on bases essentially comparable to direct insurance reserves.

---------------------------------------------------
  F. INVESTMENTS

 INVESTMENT OPERATIONS

    The Company's investment operations are managed by its investment strategy group which reports directly to senior management of the Company and consists of a risk management unit and portfolio management unit. The risk management unit is responsible for monitoring and managing the Company's asset/liability profile and establishing investment objectives and guidelines; and, the portfolio management unit is responsible for determining, within specified risk tolerances and investment guidelines, the general asset allocation, duration and convexity and other characteristics of the Company's general account and guaranteed separate account investment portfolios. The investment staff of the Company executes the strategic investment decisions of the portfolio management unit, including the identification and purchase of securities that fulfill the objectives of the investment strategy group.

    The primary investment objective of the Company for its general account and guaranteed separate accounts is to maximize after-tax returns consistent with acceptable risk parameters (including the management of interest rate sensitivity of invested assets to that of policyholder obligations). The Company is exposed to two primary sources of investment risk: credit risk, relating to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest, and interest rate risk, relating to the market price and/or cash flow variability associated with changes in market yield curves. The Company manages credit risk through industry and issuer diversification and asset allocation. The Company manages interest rate risk as part of its asset/liability management strategies, including the use of certain hedging techniques (which may include the use of certain financial derivatives), product design, such as the use of MVA features and surrender charges, and proactive monitoring and management of certain non-guaranteed elements of the Company's products (such as resetting of credited interest rates for policies that permit such adjustments).

 INVESTED ASSET CHARACTERISTICS AND DERIVATIVE STRATEGIES

    Invested assets totaled approximately $17.6 billion at December 31, 1996 and were comprised of asset-backed securities, including government agency collateralized mortgage obligations ("CMOs") and mortgage backed securities ("MBSs") of $5.2 billion, bonds and notes and short-term investments of $8 billion, inverse floating securities of $352 million, and other investments (primarily policy loans) of $4 billion. Policy loans of $3.8 billion, which carry a

HARTFORD LIFE INSURANCE COMPANY                                               21
--------------------------------------------------------------------------------

weighted average interest rate of 11.9%, are secured by the cash value of the life insurance policy. These loans do not mature in a conventional sense but expire in conjunction with the related policy liabilities. The estimated maturities of these fixed and variable rate investments, along with the respective yields at December 31, 1996, are reflected below. Asset-backed securities (including Government Agency, CMOs and MBSs) are distributed to maturity year based on the Company's estimate of the rate of future prepayments of principal over the remaining life of the securities. These estimates are developed using broker consensus prepayment speeds. Expected maturities differ from contractual maturities due to call or prepayment provisions.

--------------------------------------------------------------------------------
                  FIXED MATURITY INVESTMENTS MATURITY SCHEDULE
                                 (IN MILLIONS)

                                                                              ESTIMATED MATURITY
                                                 -----------------------------------------------------------------------------
                                                    1997         1998         1999         2000         2001       THEREAFTER
                                                 -----------  -----------  -----------  -----------  -----------  ------------
ABS, MBS, CMOS (1)
  Variable Rate (2)
    Amortized Cost                               $     156    $     100    $      68    $     198    $     142     $     791
    Market Value                                       154          120          159          192          134           754
    Pre-tax yield (3)                                 5.76%        6.69%        6.32%        6.51%        6.56%         7.23%
  FIXED RATE
    Amortized Cost                               $     787    $     575    $     688    $     649    $     430     $     985
    Market Value                                       787          570          678          646          425           977
    Pre-tax yield (3)                                 6.24%        6.58%        6.33%        6.55%        6.52%         6.84%
BONDS AND NOTES
  Variable Rate (2)
    Amortized Cost                               $     171    $      72    $     113    $      90    $       7     $     209
    Market Value                                       169           76           90           94            8           211
    Pre-tax yield (3)                                 3.20%        5.74%        3.03%        5.97%        6.10%         6.48%
  FIXED RATE
    Amortized Cost                               $   1,518    $     636    $     798    $     663    $     642     $   3,091
    Market Value                                     1,532          632          797          667          640         3,112
    Pre-tax yield (3)                                 6.37%        6.47%        6.42%        6.72%        6.85%         7.16%
  TOTAL FIXED MATURITIES
    Amortized Cost                               $   2,632    $   1,383    $   1,667    $   1,600    $   1,221     $   5,076
    Market Value                                     2,642        1,398        1,724        1,599        1,207         5,054
    Pre-tax yield (3)                                 6.09%        6.49%        6.15%        6.58%        6.70%         7.08%


                                                    TOTAL
                                                 -----------
ABS, MBS, CMOS (1)
  Variable Rate (2)
    Amortized Cost                               $   1,455
    Market Value                                     1,513
    Pre-tax yield (3)                                 7.08%
  FIXED RATE
    Amortized Cost                               $   4,114
    Market Value                                     4,083
    Pre-tax yield (3)                                 6.52%
BONDS AND NOTES
  Variable Rate (2)
    Amortized Cost                               $     662
    Market Value                                       648
    Pre-tax yield (3)                                 5.34%
  FIXED RATE
    Amortized Cost                               $   7,348
    Market Value                                     7,380
    Pre-tax yield (3)                                 6.79%
  TOTAL FIXED MATURITIES
    Amortized Cost                               $  13,579
    Market Value                                    13,624
    Pre-tax yield (3)                                 6.67%

------------------------
(1) With respect to the ABS, MBS and CMO portfolio of the Company, a 100 basis point increase in interest rates would decrease the duration of such portfolio from 3.6 to 3.4; a 100 basis point decrease in interest rates would increase the duration of such portfolio from 3.6 to 3.7. The maturities noted in this table would be significantly impacted if interest rates were to decrease by 100 basis points or increase by 300 basis points from December 31, 1996 levels.

(2) Variable rate securities are instruments for which the coupon rates move directly with or based upon an index rate. Includes interest-only securities and inverse floaters, which represent less than 1% and 2.5%, respectively, of the Company's invested assets. Interest-only securities, for which cost approximates market, have an average life of 5.1 years and earn an average yield of 13.9%. Inverse floaters, for which cost approximates market, have an average life of 4.8 years and earn an average yield of 6.48%. Average yields are based upon estimated cash flows using prepayment speeds reported in broker consensus data.

(3) Pre-tax yield does not reflect yields on derivative instruments although derivative adjustments are included in fixed maturity amortized cost and market value.

 ASSET-LIABILITY MANAGEMENT STRATEGIES

    Derivatives play an important role in facilitating the management of interest rate risk, creating opportunities to fund product obligations efficiently, hedge against risks that affect the value of certain liabilities and adjusting broad investment risk characteristics as a result of any significant changes in market risks. As an end user of derivatives, the Company uses a variety of derivatives, including swaps, caps, floors, forwards, and exchange-traded financial futures and options, in order to hedge exposure to price, foreign currency and/or interest rate risk on anticipated investment purchases or existing assets and liabilities. The notional

22                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

amounts of derivatives contracts represent the basis upon which pay and receive amounts are calculated and are not reflective of credit risk for derivatives contracts. Credit risk for derivatives contracts is limited to the amounts calculated to be due to the Company on such contracts. The Company believes it maintains prudent policies regarding the financial stability and credit standing of its major counterparties and typically requires credit enhancement provisions to further limit its credit risk. Many of these derivatives contracts are bilateral agreements that are not assignable without the consent of the relevant counterparty. Notional amounts pertaining to derivatives financial instruments of the Company totaled $9.9 billion at December 31, 1996 ($7.4 billion of which related to life insurance investments and $2.5 billion of which related to life insurance liabilities). Management believes that the use of derivatives allows the Company to sell more innovative products, capitalize on market opportunities and execute a more flexible investment strategy for its general account portfolio. The strategies described below are used by the Company to manage the aforementioned risks associated with its obligations.

ANTICIPATORY HEDGING

    For certain liabilities, the Company commits to the price of the product prior to receipt of the associated premium or deposit. The Company routinely executes anticipatory hedges to offset the impact of any changes in asset prices arising from interest rate changes pending the receipt of the premium or deposit payment and the resulting purchase of an asset. These hedges involve taking a long position in interest rate futures or entering into an interest rate swap with duration characteristics equivalent to the associated liabilities and anticipated investments. The notional amount of derivatives used for anticipatory hedges totaled $132 million and $238 million at December 31, 1996 and 1995, respectively.

LIABILITY HEDGING

    Several products obligate the Company to credit a return to the contract holder which is indexed to a market rate. In order to hedge risks associated with these products, the Company typically enters into interest rate swaps to convert the contract rate into a rate that trades in a more liquid and efficient market. This hedging strategy enables the Company to customize contract terms and conditions to customer objectives and satisfies the Company's asset/ liability matching policy. Additionally, interest rate swaps are used to convert certain fixed contract rates into floating rates, thereby allowing them to be appropriately matched against floating rate assets. The notional amount of derivatives used for liability hedging totaled $2.5 billion and $1.7 billion at December 31, 1996 and 1995, respectively.

ASSET HEDGING

    To meet the various policyholder obligations and to provide prudent investment risk diversification, the Company may combine two or more derivative financial instruments to achieve the investment characteristics that match the associated liability. The use of derivatives in this regard effectively transfers unwanted investment risks or attributes to others. The selection of the appropriate derivatives depends on the investment risk, the liquidity and efficiency of the market and the asset and liability characteristics. The notional amount of asset hedges totaled $2.1 billion and $3.0 billion at December 31, 1996 and 1995, respectively.

PORTFOLIO HEDGING

    The Company periodically compares the duration and convexity of its portfolios of assets to their corresponding liabilities and enters into portfolio hedges to reduce certain differences to acceptable levels. Portfolio hedges reduce the mismatch between assets and liabilities and offset the potential cash flow impact caused by interest rate changes. The notional amount of portfolio hedges totaled $5.2 billion and $3.9 billion at December 31, 1996 and 1995, respectively.

    The Company is committed to maintaining effective risk management discipline. Derivatives used by the Company must support at least one of the following objectives: to manage the risk arising from price, interest rate or foreign currency volatility, to manage liquidity or to control transaction costs. The Company has established credit limits, diversification standards and review procedures for all credit risk, whether borrower, issuer, or counterparty.

    For a discussion of (i) the investments of the Company segregated by major category, (ii) the types of derivatives related to the type of investment and their respective notional amounts and (iii) the accounting policies utilized by the Company for derivative financial instruments, see Notes to Consolidated Financial Statements.

INSURANCE LIABILITY CHARACTERISTICS

    Insurance liabilities, other than non-guaranteed separate accounts, totaled $28.5 billion (net of ceded reinsurance) at December 31, 1996, and were backed by $38 billion in total assets (including investments of $27.8 billion). Matching of the duration of the investments with respective policyholder obligations is an explicit objective of the Company's management strategy. The Company's insurance policy liabilities, along with estimated duration periods based upon internal actuarial assumptions, can be summarized based on investment needs in the five categories described below at December 31, 1996.

HARTFORD LIFE INSURANCE COMPANY                                               23
--------------------------------------------------------------------------------

                          ESTIMATED DURATION YEARS (1)
                                 (IN BILLIONS)

                       BALANCE AT
                      DECEMBER 31,    LESS THAN 1                            OVER 10
    DESCRIPTION           1996           YEAR      1-5 YEARS  6-10 YEARS      YEARS
-------------------  ---------------  -----------  ---------     -----     -----------
Fixed rate asset
 accumulation
 vehicles..........     $    13.8      $     1.9   $     8.2   $     3.7    $      --
Indexed asset
 accumulation
 vehicles..........            .2             .2          --          --           --
Interest credited
 asset accumulation
 vehicles..........          13.6            4.2         5.1         3.7           .6
Long-term payout
 liabilities.......            .9             --          .1          .1           .7
Short-term payout
 liabilities.......            --             --          --          --           --
                            -----            ---   ---------         ---          ---
Total..............     $    28.5      $     6.3   $    13.4   $     7.5    $     1.3
                            -----            ---   ---------         ---          ---
                            -----            ---   ---------         ---          ---

------------------------------
(1) The duration of liabilities reflects management's assessment of the market price sensitivity of the liabilities to changes in market interest rates, and is not necessarily reflective of the projected liabilities' cash flows under any specific scenario.

FIXED RATE ASSET ACCUMULATION VEHICLES

    Products in this category require the Company to pay a fixed rate for a certain period of time. The cash flows are not interest rate sensitive because the products are written with an MVA feature and the liabilities have protection against the early withdrawal of funds through surrender charges. The primary risk associated with these products is that the spread between investment return and credited rate may not be sufficient to earn the Company's targeted return. Product examples include fixed rate annuities with an MVA feature and fixed rate guaranteed investment contracts. Contract duration is reflected above and is dependent on the policyholder's choice of guarantee period. The weighted average credited policyholder rate for these policyholder liabilities was 6.71% at December 31, 1996.

INDEXED ASSET ACCUMULATION VEHICLES

    Products in this category are similar to the fixed rate asset accumulation vehicles, but require the Company to pay a rate that is determined by an external index. The amount and/or timing of cash flows will therefore vary based on the level of the particular index. The primary risks inherent in these products are similar to the fixed rate asset accumulation vehicles, with an additional risk that changes in the index may adversely affect profitability. Product examples include indexed-guaranteed investment contracts with an estimated duration of up to two years. The weighted average credited rate for these contracts was 5.78% at December 31, 1996.

INTEREST CREDITED ASSET ACCUMULATION VEHICLES

    Products in this category credit interest to policyholders, subject to market conditions and minimum guarantees. Policyholders may surrender at book value but are subject to surrender charges for an initial period. The primary risks vary depending on the degree of insurance element contained in the product. Product examples include universal life contracts and the general account portion of the Company's variable annuity products. Liability duration is short to intermediate-term and is reflected in the table above. The average credited rate for these liabilities was 5.52% at December 31, 1996, excluding policy loans.

LONG-TERM PAYOUT LIABILITIES

    Products in this category are long-term in nature and may contain significant actuarial (including mortality and morbidity) pricing risks. The cash flows are not interest sensitive, but do vary based on the timing and amount of benefit payments. The primary risks associated with these products are that the benefits will exceed expected actuarial pricing and/or the investment return will be lower than assumed in pricing. Product examples include structured settlement contracts, on-benefit annuities (i.e., the annuitant is currently receiving benefits thereon) and long-term disability contracts. Contract duration is generally six to ten years but, at times, exceeds thirty years. Policy liabilities under these contracts are not interest rate sensitive.

SHORT-TERM PAYOUT LIABILITIES

    These liabilities are short-term in nature with a duration of less than one year. The primary risks associated with these products are determined by the non-investment contingencies such as mortality or morbidity. Liquidity is of greater concern than for the long-term payout liabilities. Products include individual and group term life insurance contracts.

SEPARATE ACCOUNT PRODUCTS

    The Company's separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $39.4 billion as of December 31, 1996, wherein the policyholder assumes substantially all of the risk and reward, and guaranteed separate accounts totaling $10.3 billion as of December 31, 1996, wherein the Company contractually guarantees either a minimum return or account value to the policyholder. The investment strategy followed varies by fund choice, as outlined in the applicable fund prospectus or separate account plan of operations. Non-guaranteed products include variable annuities and variable life contracts. The funds underlying such contracts are managed by the investment staff of The Hartford and a variety of independent money managers, including Wellington Management Company, LLP, Putnam Financial Services, Inc. and Dean Witter InterCapital, Inc. Guaranteed separate account products primarily consist of modified guaranteed individual annuity and modified guaranteed life insurance, and generally include MVA features to mitigate the disintermediation risk upon surrenders. Virtually all of the assets in the guaranteed separate accounts are fixed maturity securities and, as of December 31, 1996, $10.2 billion, or approximately 99%, of

24                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

the fixed maturity securities portfolio within the guaranteed separate accounts were investment grade or better. Additional investment risk is hedged using a variety of derivatives which totaled $0.1 billion in carrying value and $2.4 billion in notional amounts at December 31, 1996.

---------------------------------------------------
  G. COMPETITION

    The Company is engaged in a business that is highly competitive due to the large number of stock and mutual life insurance companies and other entities marketing insurance products. There are approximately 2,000 stock, mutual, and other types of insurers in the life insurance business in the United States. According to A.M. Best, Hartford Life is the eighth largest consolidated life insurance company in the United States based on statutory admitted assets as of December 31, 1995. As of December 31, 1996, A.M. Best assigned Hartford Life its second highest ranking classification, A+.

---------------------------------------------------
  H. EMPLOYEES

    As of January 27, 1997, the Company and HLA have a total of 3,669 direct employees, 2,109 of whom are employed at the home office in Simsbury, Connecticut, and 1,560 of whom are employed at various branch offices throughout the United States, Canada and elsewhere.

---------------------------------------------------
  I. PROPERTIES

    The Company occupies office space leased from a third party by Hartford Fire Insurance Company ("Hartford Fire"), an indirect subsidiary of The Hartford. Expenses associated with these offices are allocated on a direct and indirect basis to Hartford Life and its subsidiaries by Hartford Fire.

---------------------------------------------------
  J. REGULATION

    The insurance business of the Company is subject to comprehensive state and federal regulation and supervision throughout the United States. The purpose of such regulation is primarily to provide safeguards for policyholders rather than to protect the interests of the stockholders. The laws of various state jurisdictions establish supervisory agencies with broad administrative powers with respect to, among other things, licensing to transact business, admittance of assets, regulating premium rates, approving policy forms, regulating unfair trade and claims practices, establishing reserve requirements and solvency standards, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, restricting certain transactions between affiliates and regulating the type, amount and valuation of investments permitted. State insurance regulators and the National Association of Insurance Commissioners ("NAIC") continually re-examine existing laws and regulations.

    The NAIC has established solvency laws that relate an insurance company's capital requirements to the risks inherent in its overall operations. These rules are known as risk based capital ("RBC"). As of December 31, 1996, the Company's RBC ratio was in excess of 200% of its RBC.

    Each insurance company is required to file detailed annual reports with supervisory agencies in each of the jurisdictions in which it does business and its operations and accounts are subject to examination by such agencies at regular intervals. The Company prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the State of Connecticut Insurance Department. Prescribed statutory accounting practices include publications of the NAIC, as well as state laws, regulations, and general administrative rules. In accordance with the insurance laws and regulations under which the Company operates, it is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on its outstanding life insurance contracts and universal life and investment contracts. Reserves for life insurance contracts are based on mortality and morbidity tables in general use in the United States, modified to reflect actual experience. These reserves are computed at amounts that, with additions from premiums to be received, and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's death. Reserves for universal life insurance and investment products represent policy account balances before applicable surrender charges. In the accompanying consolidated financial statements, these life insurance reserves are determined in accordance with generally accepted accounting principles, which may vary from statutory requirements.

    The Health Insurance Portability and Accountability Act of 1996 ("the HIPA Act of 1996") phases out the deductibility of interest on policy loans under COLI by 1998, thus eliminating all future sales of leveraged COLI. The Company's leveraged COLI product has been an important contributor to its profitability in recent years and will continue to contribute to the profitability of the Company (although such contribution will be reduced in the future due to the effects of this legislation). As a result of the elimination of leveraged COLI sales, net income contributed by COLI may be lower in the future (particularly 1999 and later years).

---------------------------------------------------
                                 LEGAL OPINION

    The validity of the interests in the Certificates described in this Prospectus will be passed upon for Hartford by Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary of Hartford.

HARTFORD LIFE INSURANCE COMPANY                                               25
--------------------------------------------------------------------------------

---------------------------------------------------
                                    EXPERTS

    The audited consolidated financial statements and financial statement schedules included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report on the consolidated financial statements of Hartford Life Insurance Company, which includes an explanatory paragraph with respect to the change in method of accounting for debt and equity securities as of January 1, 1994, as discussed in Note 2 of Notes to Consolidated Financial Statements. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

26                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                   APPENDIX A
                            MARKET VALUE ADJUSTMENT

    The formula which will be used to determine the Market Value Adjustment is:

                            [(1 + I)/(1 + J)](N/12)

    I          =      The Guarantee Rate in effect for the Current Guarantee Period
                      (expressed as a decimal, e.g., 1% = .01)

    J          =      The Current Rate plus 0.25% (expressed as a decimal, e.g., 1% = .01) in effect for durations equal to the number of years remaining in the current Guarantee Period (years are rounded to the next highest number of years). If not available, the Company will utilize a rate equal to the most recent Moody's Corporate Bond Yield Average -- Monthly
                      Average Corporate for the applicable duration plus 0.25% as published by Moody's
                      Investors Service, Inc.

    N          =      The number of complete months from the surrender date to the end of the current
                      Guarantee Period.

--------------------------------------------------------------------------------
                       EXAMPLE OF MARKET VALUE ADJUSTMENT

Beginning Account Value:  $50,000
Guarantee Period:         5 Years
Guarantee Rate:           7.5% per annum
Full Surrender:           Middle of Certificate Year 3

 EXAMPLE 1:

Gross Surrender Value at middle
 of
 Certificate Year 3                   =      50,000 (1.075)(2.5) = 59,908.86
Net Surrender Value at middle of
 Certificate Year 3                   =      [59,908.86]
                                             X Market Value Adjustment
Market Value Adjustment

    I          =      .075
    J          =      .08
    N          =      30

Market Value Adjustment               =      [(1 + I)/(1 + J)](N/12)
                                      =      (1.075/1.08)(30/12)
                                      =      0.988466

Net Surrender Value at middle of
 Certificate Year 3                   =      $59,908.86 X 0.988466
                                      =      $59,217.87

HARTFORD LIFE INSURANCE COMPANY                                               27
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       EXAMPLE OF MARKET VALUE ADJUSTMENT

Beginning Account Value:  $50,000
Guarantee Period:         5 Years
Guarantee Rate:           7.5% per annum
Full Surrender:           Middle of Certificate Year 3

 EXAMPLE 2:

Gross Surrender Value at middle
 of
 Certificate Year 3                   =      50,000 (1.075)(2.5) = 59,908.86
Net Surrender Value at middle of
 Certificate Year 3                   =      [59,908.86]
                                             X Market Value Adjustment
Market Value Adjustment

    I          =      .075
    J          =      .07
    N          =      30

Market Value Adjustment               =      [(1 + I)/(1 + J)](N/12)
                                      =      (1.075/1.07)(30/12)
                                      =      1.011723
Net Surrender Value at middle of
 Certificate Year 3                   =      $59,908.86 X 1.011723
                                      =      $60,611.18

28                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

             INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, SCHEDULES
                        AND INTERIM FINANCIAL STATEMENTS


                                                                           PAGE
                                                                           ----
 Report of Management....................................................   29
 Report of Independent Public Accountants................................   30
 Consolidated Statements of Income for the three years ended December 31,
  1996...................................................................   31
 Consolidated Balance Sheets as of December 31, 1996 and 1995............   32
 Consolidated Statements of Stockholder's Equity for the three years
  ended December 31, 1996................................................   33
 Consolidated Statements of Cash Flows for the three years ended December
  31, 1996...............................................................   34
 Notes to Consolidated Financial Statements..............................   35
 Schedule I -- Summary of Investments -- Other than Investments in
  Affiliates as of December 31, 1996.....................................   48
 Schedule III -- Supplementary Insurance Information for the three years
  ended December 31, 1996................................................   49
 Schedule IV -- Reinsurance for the three years ended December 31,
  1996...................................................................   50
 Interim Financial Statements............................................   51
 Management's Narrative Analysis of Results of Operations................   54
 Notes to Interim Financial Statements...................................   56


    All schedules not listed above have been omitted because they are not applicable or the amounts are insignificant, immaterial or the information has been otherwise supplied in the financial statements or notes thereto.

HARTFORD LIFE INSURANCE COMPANY                                               29
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              REPORT OF MANAGEMENT

The management of Hartford Life Insurance Company and subsidiaries ("the Company") is responsible for the preparation and integrity of the information contained in the accompanying consolidated financial statements and other sections of the Annual Report. The consolidated financial statements are prepared in accordance with generally accepted accounting principles, and, where necessary, include amounts that are based on management's informed judgments and estimates. Management believes these statements present fairly the Company's financial position and results of operations, and, that any other information contained in the Annual Report is consistent with the financial statements.

    Management has made available the Company's financial records and related data to Arthur Andersen LLP, independent public accountants, in order for them to perform an audit of the Company's consolidated financial statements. Their report appears on page 30.

    An essential element in meeting management's financial responsibilities is the Company's system of internal controls. These controls, which include accounting controls and the internal auditing program, are designed to provide reasonable assurance that assets are safeguarded, and transactions are properly authorized, executed and recorded. The controls, which are documented and communicated to employees in the form of written codes of conduct and policies and procedures, provide for the careful selection of personnel and for appropriate division of responsibility. Management continually monitors for compliance, while the Company's internal auditors independently assess the effectiveness of the controls and make recommendations for improvement. Also, Arthur Andersen LLP took into consideration the Company's system of internal controls in determining the nature, timing and extent of its audit tests.

    Another important element is management's recognition of its responsibility for fostering a strong, ethical climate, thereby ensuring that the Company's affairs are transacted according to the highest standards of personal and professional conduct. The Company has a long-standing reputation of integrity in business conduct and utilizes communication and education to create and fortify a strong compliance culture.

    The Audit Committee of the Board of Directors of The Hartford, composed of non-employee directors, meets periodically with the external and internal auditors to evaluate the effectiveness of the work performed by them in discharging their respective responsibilities and to ensure their independence and free access to the Committee.

30                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Hartford Life Insurance Company and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Hartford Life Insurance Company (a Connecticut corporation and wholly-owned subsidiary of Hartford Life and Accident Insurance Company) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements and the schedules referred to below are the responsibility of Hartford Life Insurance Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hartford Life Insurance Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 2 of Notes to Consolidated Financial Statements, Hartford Life Insurance Company adopted a new accounting standard promulgated by the Financial Accounting Standards Board, changing its method of accounting, as of January 1, 1994, for debt and equity securities.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the Index to Consolidated Financial Statements and Schedules are presented for purposes of complying with the Securities and Exchange Commission's rules and are not a required part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                         ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 10, 1997

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              31
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       CONSOLIDATED STATEMENTS OF INCOME

                                                        FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                      ------------------------
                                                       1996     1995     1994
                                                      ------   ------   ------
                                                           (IN MILLIONS)
 Revenues
   Premiums and other considerations...............   $1,705   $1,487   $1,100
   Net investment income...........................    1,397    1,328    1,292
   Net realized capital (losses) gains.............     (213)     (11)       7
                                                      ------   ------   ------
     Total Revenues................................    2,889    2,804    2,399
                                                      ------   ------   ------
 Benefits, Claims and Expenses
   Benefits, claims and claim adjustment
    expenses.......................................    1,535    1,422    1,405
   Amortization of deferred policy acquisition
    costs..........................................      234      199      145
   Dividends to policyholders......................      635      675      419
   Other insurance expenses........................      427      317      227
                                                      ------   ------   ------
     Total Benefits, Claims and Expenses...........    2,831    2,613    2,196
                                                      ------   ------   ------
   Income before income tax expense................       58      191      203
   Income tax expense..............................       20       62       65
                                                      ------   ------   ------
 Net income........................................   $   38   $  129   $  138
                                                      ------   ------   ------
                                                      ------   ------   ------

The accompanying notes to consolidated financial statements are an integral part of the above statements.

32                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          CONSOLIDATED BALANCE SHEETS

                                                       AS OF DECEMBER
                                                             31,
                                                      -----------------
                                                       1996      1995
                                                      -------   -------
                                                        (IN MILLIONS
                                                        EXCEPT SHARE
                                                            DATA)
 Assets
   Investments
   Fixed maturities, available for sale, at fair
    value (amortized cost $13,579 and $14,440).....   $13,624   $14,400
   Equity securities, available for sale, at fair
    value..........................................       119        63
   Policy loans, at outstanding balance............     3,836     3,381
   Mortgage loans, at outstanding balance..........         2       265
   Other investments, at cost......................        54       156
                                                      -------   -------
     Total investments.............................    17,635    18,265
   Cash............................................        43        46
   Premiums and amounts receivable.................       137       165
   Accrued investment income.......................       407       394
   Reinsurance recoverable.........................     6,066     6,221
   Deferred policy acquisition costs...............     2,760     2,188
   Deferred income tax.............................       474       420
   Other assets....................................       357       234
   Separate account assets.........................    49,690    36,264
                                                      -------   -------
     Total assets..................................   $77,569   $64,197
                                                      -------   -------
                                                      -------   -------
 Liabilities
   Future policy benefits..........................   $ 2,281   $ 2,373
   Other policyholder funds........................    22,134    22,598
   Other liabilities...............................     1,572     1,233
   Separate account liabilities....................    49,690    36,264
                                                      -------   -------
     Total liabilities.............................    75,677    62,468
                                                      -------   -------
 Stockholder's Equity
   Common stock, $5,690 par value, 1,000 shares
    authorized, issued and outstanding.............         6         6
   Capital surplus.................................     1,045     1,007
   Net unrealized capital gain (loss) on
    investments, net of tax........................        30       (57)
   Retained earnings...............................       811       773
                                                      -------   -------
     Total stockholder's equity....................     1,892     1,729
                                                      -------   -------
   Total liabilities and stockholder's equity......   $77,569   $64,197
                                                      -------   -------
                                                      -------   -------

The accompanying notes to consolidated financial statements are an integral part of the above statements.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                       NET UNREALIZED
                                                                        CAPITAL GAIN
                                                                         (LOSS) ON                       TOTAL
                                            COMMON      CAPITAL         INVESTMENTS,     RETAINED    STOCKHOLDER'S
                                            STOCK       SURPLUS          NET OF TAX      EARNINGS       EQUITY
                                            ------   --------------    --------------    --------    -------------
                                                                        (IN MILLIONS)
 Balance, December 31, 1993..............     $6         $  676            $  (5)          $516         $1,193
   Net income............................     --             --               --            138            138
   Dividends declared on common stock....     --             --               --            (10)           (10)
   Capital contribution..................     --            150               --             --            150
   Change in net unrealized capital loss
    on investments, net of tax(1)........     --             --             (649)            --           (649)
                                              --
                                                         ------           ------         --------       ------
 Balance, December 31, 1994..............      6            826             (654)           644            822
   Net income............................     --             --               --            129            129
   Capital contribution..................     --            181               --             --            181
   Change in net unrealized capital gain
    on investments, net of tax...........     --             --              597             --            597
                                              --
                                                         ------           ------         --------       ------
 Balance, December 31, 1995..............      6          1,007              (57)           773          1,729
   Net income............................     --             --               --             38             38
   Capital contribution..................     --             38               --             --             38
   Change in net unrealized capital gain
    on investments, net of tax...........     --             --               87             --             87
                                              --
                                                         ------           ------         --------       ------
 Balance, December 31, 1996..............     $6         $1,045            $  30           $811         $1,892
                                              --
                                              --
                                                         ------           ------         --------       ------
                                                         ------           ------         --------       ------

------------------------
(1) The 1994 change in net unrealized capital loss on investments, net of tax, includes a gain of $91 due to the adoption of SFAS No. 115 as discussed in
    Note 2(b) of Notes to Consolidated Financial Statements.

The accompanying notes to consolidated financial statements are an integral part of the above statements.

34                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                            FOR THE YEARS ENDED DECEMBER 31,
                                            --------------------------------
                                              1996        1995        1994
                                            --------    --------    --------
                                                     (IN MILLIONS)
 Operating Activities
   Net income............................   $     38    $    129    $    138
   Adjustments to net income:
   Net realized capital losses (gains) on
    sale of investments..................        213          11          (7)
   Net amortization of premium on fixed
    maturities...........................         14          21          41
   Increase in deferred income taxes.....       (102)       (172)       (128)
   Increase in deferred policy
    acquisition costs....................       (572)       (379)       (441)
   Decrease (increase) in premiums and
    amounts receivable...................         10         (81)         10
   Increase in accrued investment
    income...............................        (13)        (16)       (106)
   (Increase) decrease in other assets...       (132)       (177)        101
   Decrease (increase) in reinsurance
    recoverable..........................        179         (35)         75
   (Decrease) increase in liability for
    future policy benefits...............        (92)        483         224
   Increase in other liabilities.........        477         281         191
                                            --------    --------    --------
     Cash provided by operating
      activities.........................         20          65          98
                                            --------    --------    --------
 Investing Activities
   Purchases of fixed maturity
    investments..........................     (5,747)     (6,228)     (9,127)
   Sales of fixed maturity investments...      3,459       4,845       5,713
   Maturities and principal paydowns of
    fixed maturity investments...........      2,693       1,741       1,931
   Net purchase of other investments.....       (107)       (871)     (1,338)
   Net sales (purchases) of short-term
    investments..........................         84         (24)        135
                                            --------    --------    --------
     Cash provided by (used for)
      investing activities...............        382        (537)     (2,686)
                                            --------    --------    --------
 Financing Activities
   Capital contribution..................         38          --         150
   Dividends paid........................         --          --         (10)
   Net (disbursements for) receipts from
    investment and universal life-type
    contracts (charged from) credited to
    policyholder accounts................       (443)        498       2,467
                                            --------    --------    --------
     Cash (used for) provided by
      financing activities...............       (405)        498       2,607
                                            --------    --------    --------
   Net (decrease) increase in cash.......         (3)         26          19
   Cash--beginning of year...............         46          20           1
                                            --------    --------    --------
 Cash--end of year.......................   $     43    $     46    $     20
                                            --------    --------    --------
                                            --------    --------    --------

The accompanying notes to consolidated financial statements are an integral part of the above statements.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              35
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN MILLIONS)

---------------------------------------------------
 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

    These consolidated financial statements include Hartford Life Insurance Company and its wholly-owned subsidiaries (the "Company"), ITT Hartford Life and Annuity Insurance Company ("ILA") and ITT Hartford International Life Reassurance Corporation ("HLRe"), formerly American Skandia Life Reinsurance Corporation. The Company is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"), a wholly-owned subsidiary of Hartford Life, Inc. ("Hartford Life"), a direct subsidiary of Hartford Accident and Indemnity Company, an indirect subsidiary of ITT Hartford Group, Inc. ("The Hartford"). Hartford Life was formed on December 13, 1996 and capitalized on December 16, 1996 with the contribution of all the outstanding common stock of HLA. On February 10, 1997, The Hartford, the ultimate parent of Hartford Life, announced its intention to sell up to 20% of Hartford Life during the second quarter of 1997. Management believes that this transaction will not have a material impact on the operations of the Company (See Note 11).

    On December 19, 1995, ITT Industries, Inc. (formerly ITT Corporation)("ITT") distributed all the outstanding shares of capital stock of The Hartford to ITT stockholders of record on such date (the transactions relating to such distribution are referred to herein as the "ITT Spin-off"). As a result of the ITT Spin-off, The Hartford became an independent, publicly traded company.

    The Company is a leading insurance and financial services company which provides: (a) investment products such as individual variable annuities and fixed market value adjusted annuities, deferred compensation plan services and mutual funds for savings and retirement needs; (b) life insurance for income protection and estate planning; and (c) employee benefits products such as corporate owned life insurance.

---------------------------------------------------
 2. SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PRESENTATION

    These financial statements present the financial position, results of operations and cash flows of the Company, and all material intercompany transactions and balances between Hartford Life Insurance Company and its subsidiaries have been eliminated. The consolidated financial statements are prepared on a basis of generally accepted accounting principles which differ materially from the statutory accounting prescribed by various insurance regulatory authorities.

    The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(B) CHANGES IN ACCOUNTING PRINCIPLES

    On November 14, 1996, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes". This Issue requires companies to record income on certain structured securities on a retrospective interest method. The Company adopted EITF No. 96-12 for structured securities acquired after November 14, 1996. Adoption of EITF No. 96-12 did not have a material effect on the Company's financial condition or results of operations.

    In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". This statement established criteria for determining whether transferred assets should be accounted for as sales or secured borrowings. Subsequently, in December 1996, the FASB issued SFAS No. 127, "Deferral of Effective Date of Certain Provisions of FASB Statement No. 125", which defers the effective date of certain provisions of SFAS No. 125 for one year. Adoption of SFAS No. 125 is not expected to have a material effect on the Company's financial condition or results of operations.

    In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", which is effective in 1996. As permitted by SFAS No. 123, the Company continues to measure compensation costs of employee stock option plans (relating to options on common stock of The Hartford) using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25. As of February 10, 1997, the Company had not adopted an employee stock compensation plan. Certain officers of the Company participate in The Hartford's stock option plan.

    Compensation costs allocated by The Hartford to the Company, as well as pro forma compensation costs as determined under SFAS No. 123, were immaterial to the results of operations for 1996 and 1995.

36                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

    Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The new standard requires, among other things, that securities be classified as "held-to-maturity", "available-for-sale" or "trading" based on the Company's intentions with respect to the ultimate disposition of the security and its ability to effect those intentions. The classification determines the appropriate accounting carrying value (cost basis or fair value) and, in the case of fair value, whether the fair value difference from cost, net of tax, impacts stockholder's equity directly or is reflected in the Consolidated Statements of Income. Investments in equity securities had previously been and continue to be recorded at fair value with the corresponding after-tax impact included in stockholder's equity. Under SFAS No. 115, the Company's fixed maturity investments are classified as "available-for-sale" and, accordingly, these investments are reflected at fair value with the corresponding impact included as a component of stockholder's equity designated as "Net unrealized capital gain (loss) on investments, net of tax." As with the underlying investment security, unrealized capital gains and losses on derivative financial instruments are considered in determining the fair value of the portfolios. The impact of adoption was an increase to stockholder's equity of $91 million. The Company's cash flows were not impacted by this change in accounting principle.

(C) REVENUE RECOGNITION

    Revenues for universal life policies and investment products consist of policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances and are recognized in the period in which services are provided. Premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders.

(D) FUTURE POLICY BENEFITS AND OTHER POLICYHOLDER FUNDS

    Liabilities for future policy benefits are computed by the net level premium method using interest rate assumptions varying from 3% to 11% and withdrawal and mortality assumptions appropriate at the time the policies were issued. Liabilities for universal life-type and investment contracts are stated at policyholder account values before surrender charges.

(E) DEFERRED POLICY ACQUISITION COSTS

    Policy acquisition costs, including commissions and certain underwriting expenses associated with acquiring business, are deferred and amortized over the estimated lives of the contracts, generally 20 years. Generally, acquisition costs are deferred and amortized using the retrospective deposit method. Under the retrospective deposit method, acquisition costs are amortized in proportion to the present value of expected gross profits from surrender charges, investment, mortality and expense margins. Actual gross profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management periodically updates these estimates, when appropriate, and evaluates the recoverability of the deferred acquisition cost asset. When appropriate, management revises its assumptions on the estimated gross profits of these contracts and the cumulative amortization for the books of business are reestimated and readjusted by a cumulative charge or credit to income.

(F) POLICYHOLDER REALIZED CAPITAL GAINS AND LOSSES

    Realized capital gains and losses on security transactions associated with the Company's immediate participation guaranteed contracts are excluded from revenues and deferred, since under the terms of the contracts the realized gains and losses will be credited to policyholders in future years as they are entitled to receive them.

(G) FOREIGN CURRENCY TRANSLATION

    Foreign currency translation gains and losses are reflected in stockholder's equity. Balance sheet accounts are translated at the exchange rates in effect at each year end and income statement accounts are translated at the average rates of exchange prevailing during the year. The national currencies of international operations are generally their functional currencies.

(H) INVESTMENTS

    The Company's investments in fixed maturities include bonds, redeemable preferred stock and commercial paper which are classified as "available-for-sale" and accordingly are carried at fair value with the after-tax difference from cost reflected as a component of stockholder's equity designated as "Net unrealized capital gain (loss) on investments, net of tax". Equity securities, which include common and non-redeemable preferred stocks, are carried at fair value with the after-tax difference from cost reflected in stockholder's equity. Policy and mortgage loans are each carried at their outstanding balance which approximates fair value. Investments in partnerships and trusts are carried at cost. Net realized capital gains (losses), after deducting the policyholders' share, are reported as a component of revenue and are determined on a specific identification basis.

    The Company's accounting policy for impairment recognition requires recognition of an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, the Company has established specific criteria to be used in the impairment evaluation of an individual portfolio of assets. Specifically, if the asset portfolio is supporting a runoff operation, is forced to be liquidated prior to maturity to meet liability commitments, and has fair value below amortized cost, which will not materially fluctuate as a result of future

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              37
--------------------------------------------------------------------------------

interest rate changes, then an other than temporary impairment condition has been determined to have occurred. Each individual security within that portfolio is evaluated to determine whether or not it is impaired. Once an impairment charge has been recorded, the Company then continues to review the individual impaired securities for appropriate valuation on an ongoing basis.

    During 1996, it was determined that certain individual securities within the investment portfolio supporting the Company's closed block of guaranteed rate contracts ("Closed Book GRC") were impaired. With the initiation of certain hedge transactions, which eliminated the possibility that the fair value of the Closed Book GRC investments would recover to their current amortized cost, an other than temporary impairment loss of $88 after tax was determined to have occurred and was recorded.

(I) DERIVATIVE FINANCIAL INSTRUMENTS

    The Company uses a variety of derivative financial instruments including swaps, caps, floors, forwards and exchange traded financial futures and options as part of an overall risk management strategy. These instruments are used as a means of hedging exposure to price, foreign currency and/or interest rate risk on anticipated investment purchases or existing assets and liabilities. The Company does not hold or issue derivative financial instruments for trading purposes. The Company's accounting for derivative financial instruments used to manage risk is in accordance with the concepts established in SFAS No. 80, "Accounting for Futures Contracts," SFAS No. 52, "Foreign Currency Translation", American Institute of Certified Public Accountants Statement of Position 86-2, "Accounting for Options", and various EITF pronouncements. Written options are, in all cases, used in conjunction with other assets and derivatives as part of the Company's asset/liability management strategies. Derivative instruments are carried at values consistent with the asset or liability being hedged. Derivatives used to hedge fixed maturities or equities are carried at fair value with the after-tax difference from cost reflected in stockholder's equity. Derivatives used to hedge other invested assets or liabilities are carried at cost.

    Derivatives must be designated at inception as a hedge and measured for effectiveness both at inception and on an ongoing basis. The Company's minimum correlation threshold for hedge designation is 80%. If correlation, which is assessed monthly and measured based on a rolling three month average, falls below 80%, hedge accounting will be terminated. Derivatives used to create a synthetic asset must meet synthetic accounting criteria including designation at inception and consistency of terms between the synthetic and the instrument being replicated. Interest rate swaps are the primary type of derivatives used to convert London interbank offered quotations for U.S. dollar deposits ("LIBOR") based variable rate instruments to fixed rate instruments. Synthetic instrument accounting, consistent with industry practice, provides that the synthetic asset is accounted for like the financial instrument it is intended to replicate. Derivatives which fail to meet risk management criteria are marked to market with the impact reflected in the Consolidated Statements of Income.

    Gains or losses on financial futures contracts entered into in anticipation of the future receipt of product cash flows are deferred and, at the time of the ultimate purchase, reflected as an adjustment to the cost basis of the purchased asset. Gains or losses on futures used in invested asset risk management are deferred and adjusted into the cost basis of the hedged asset when the futures contracts are closed, except for futures used in duration hedging which are deferred and are adjusted into the cost basis on a quarterly basis. The adjustments to the cost basis are amortized into investment income over the remaining asset life.

    Open forward commitment contracts are marked to market through stockholder's equity. Such contracts are recorded at settlement by recording the purchase of the specified securities at the previously committed price. Gains or losses resulting from the termination of the forward commitment contracts before the delivery of the securities are recognized immediately in the Consolidated Statements of Income as a component of net investment income.

    The cost of purchased options and/or premiums received on covered written options, entered into as part of an asset/liability management strategy, is/are adjusted into the cost basis of the underlying asset or liability and amortized over the remaining life of the hedge. Gains or losses on expiration or termination of the hedge are adjusted into the basis of the underlying asset or liability and amortized over the remaining asset life. The Company had no written options as of December 31, 1996 and 1995.

    Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net receipts or payments are accrued and recognized over the life of the swap agreement as an adjustment to income. Should the swap be terminated, the gain or loss is adjusted into the basis of the asset or liability and amortized over the remaining life. Should the hedged asset be sold or liability terminated without terminating the swap position, any swap gains or losses are immediately recognized in earnings. Interest rate swaps purchased in anticipation of an asset purchase (an "anticipatory transaction") are recognized consistent with the underlying asset components such that the settlement component is recognized in the Consolidated Statements of Income while the change in market value is recognized as an unrealized gain or loss.

    Premiums paid on purchased floor or cap agreements and the premium received on issued floor or cap agreements (used for risk management) are adjusted into the

38                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

basis of the applicable asset and amortized over the asset life. Gains or losses on termination of such positions are adjusted into the basis of the asset or liability and amortized over the remaining asset life. Net payments are recognized as an adjustment to income or basis adjusted and amortized depending on the specific hedge strategy.

    Forward exchange contracts and foreign currency swaps are accounted for in accordance with SFAS No. 52.
(J) RELATED PARTY TRANSACTIONS
    Transactions of the Company with HLA and its affiliates relate principally to tax settlements, reinsurance, insurance coverage, rental and service fees and payment of dividends and capital contributions. In addition, certain affiliated insurance companies purchased group annuity contracts from the Company to fund pension costs and claim annuities to settle casualty claims. Substantially all general insurance expenses related to the Company, including rent and employee benefit plan expenses, are initially paid by Hartford Fire Insurance Company, an indirect subsidiary of The Hartford ("Hartford Fire"). Direct expenses are allocated to the Company using specific identification, and indirect expenses are allocated using other applicable methods. Indirect expenses include those for corporate areas which, depending on the type, are allocated based on either a percentage of direct expenses or on utilization. Indirect expenses allocated to the Company by Hartford Fire were $40, $45 and $41 in 1996, 1995 and 1994, respectively. Management of the Company believes that the methods used are reasonable. In addition, the Company was charged its share of costs allocated to The Hartford by ITT prior to the ITT Spin-off, which were immaterial in 1995 and 1994. The Company had a receivable from The Hartford of $1 and a payable to The Hartford of $2 at December 31, 1996 and 1995, respectively.

    In 1996, the Company ceded approximately $33.3 billion of group life insurance in force and $318 million of disability premium to HLA and assumed $8.5 billion of individual life insurance in force from HLA.

    On June 30, 1995, the ownership of ITT Lyndon Insurance Company was transferred to the Company via a capital contribution of $181 million, representing the net assets of the company. Also, in 1996, the Company received a capital contribution of $37.5 million from its parent HLA.
(K) DIVIDENDS TO POLICYHOLDERS

    Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of the life insurance subsidiaries of the Company. The participating insurance in force accounted for 44%, 41%, and 43% in 1996, 1995, and 1994, respectively, of total life insurance in force.

---------------------------------------------------
 3. INVESTMENTS

(A) COMPONENTS OF NET INVESTMENT INCOME

                                     YEAR ENDED DECEMBER 31,
                                 -------------------------------
                                   1996       1995       1994
                                 ---------  ---------  ---------
Interest income................  $   1,452  $   1,338  $   1,247
(Losses) income from other
 investments...................        (42)         1         54
                                 ---------  ---------  ---------
Gross investment income........      1,410      1,339      1,301
Less: Investment expenses......         13         11          9
                                 ---------  ---------  ---------
Net investment income..........  $   1,397  $   1,328  $   1,292
                                 ---------  ---------  ---------
                                 ---------  ---------  ---------

(B) COMPONENTS OF NET REALIZED CAPITAL GAINS (LOSSES)

                                     YEAR ENDED DECEMBER 31,
                                 -------------------------------
                                   1996       1995       1994
                                 ---------  ---------  ---------
Fixed maturities...............  $    (201) $      23  $     (34)
Equity securities..............          2         (6)       (11)
Real estate and other..........         (4)       (25)        47
Less: (Increase) decrease in
 liability to policyholders for
 realized capital gains
 (losses)......................        (10)        (3)         5
                                 ---------  ---------  ---------
Net realized capital (losses)
 gains.........................  $    (213) $     (11) $       7
                                 ---------  ---------  ---------
                                 ---------  ---------  ---------

(C) NET UNREALIZED CAPITAL GAINS (LOSSES) ON EQUITY SECURITIES

                                         YEAR ENDED DECEMBER 31,
                                   -----------------------------------
                                      1996         1995        1994
                                      -----        -----     ---------
Gross unrealized gains...........   $      13    $       4   $       2
Gross unrealized losses..........          (1)          (2)        (11)
                                          ---          ---   ---------
Net unrealized capital gains
 (losses)........................          12            2          (9)
Deferred income tax liability
 (asset).........................           4            1          (3)
                                          ---          ---   ---------
Net unrealized capital gains
 (losses), after tax.............           8            1          (6)
Balance beginning of year........           1           (6)         (5)
                                          ---          ---   ---------
Change in net unrealized capital
 gains (losses) on investments...   $       7    $       7   $      (1)
                                          ---          ---   ---------
                                          ---          ---   ---------

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              39
--------------------------------------------------------------------------------

(D) NET UNREALIZED CAPITAL GAINS (LOSSES) ON FIXED MATURITIES

                                                                                                             YEAR ENDED DECEMBER
                                                                                                                     31,
                                                                                                             --------------------
                                                                                                               1996       1995
                                                                                                             ---------  ---------
Gross unrealized gains.....................................................................................  $     386  $     529
Gross unrealized losses....................................................................................       (341)      (569)
Unrealized (gains) losses credited to policyholders........................................................        (11)       (52)
                                                                                                             ---------  ---------
Net unrealized capital gains (losses)......................................................................         34        (92)
Deferred income tax liability (asset)......................................................................         12        (34)
                                                                                                             ---------  ---------
Net unrealized capital gains (losses), after tax...........................................................         22        (58)
Balance beginning of year..................................................................................        (58)      (648)
                                                                                                             ---------  ---------
Change in net unrealized capital gains (losses) on investments.............................................  $      80  $     590
                                                                                                             ---------  ---------
                                                                                                             ---------  ---------


                                                                                                               1994
                                                                                                             ---------
Gross unrealized gains.....................................................................................  $     150
Gross unrealized losses....................................................................................     (1,185)
Unrealized (gains) losses credited to policyholders........................................................         37
                                                                                                             ---------
Net unrealized capital gains (losses)......................................................................       (998)
Deferred income tax liability (asset)......................................................................       (350)
                                                                                                             ---------
Net unrealized capital gains (losses), after tax...........................................................       (648)
Balance beginning of year..................................................................................        161
                                                                                                             ---------
Change in net unrealized capital gains (losses) on investments.............................................  $    (809)
                                                                                                             ---------
                                                                                                             ---------

(E) COMPONENTS OF FIXED MATURITIES INVESTMENTS

                                                                                                     AS OF DECEMBER 31, 1996
                                                                                                ---------------------------------
                                                                                                               GROSS UNREALIZED
                                                                                                 AMORTIZED   --------------------
                                                                                                   COST        GAINS     LOSSES
                                                                                                -----------  ---------  ---------
U.S. government and government agencies and authorities (guaranteed and sponsored)............   $     166   $      12  $      (3)
U.S. government and government agencies and authorities (guaranteed and
 sponsored)--asset-backed.....................................................................       1,970         161       (128)
States, municipalities and political subdivisions.............................................         373           6        (11)
International governments.....................................................................         281          12         (4)
Public utilities..............................................................................         877          12         (8)
All other corporate including international...................................................       4,656         120       (107)
All other corporate--asset-backed.............................................................       3,601          49        (59)
Short-term investments........................................................................       1,655          14        (21)
                                                                                                -----------  ---------  ---------
    Total fixed maturities....................................................................   $  13,579   $     386  $    (341)
                                                                                                -----------  ---------  ---------
                                                                                                -----------  ---------  ---------


                                                                                                     AS OF DECEMBER 31, 1995
                                                                                                ---------------------------------
                                                                                                               GROSS UNREALIZED
                                                                                                 AMORTIZED   --------------------
                                                                                                   COST        GAINS     LOSSES
                                                                                                -----------  ---------  ---------
U.S. government and government agencies and authorities (guaranteed and sponsored)............   $     502   $       4  $      (9)
U.S. government and government agencies and authorities (guaranteed and
 sponsored)--asset-backed.....................................................................       3,568         210       (387)
States, municipalities and political subdivisions.............................................         201           4         (3)
International governments.....................................................................         291          19         (4)
Public utilities..............................................................................         949          29         (2)
All other corporate including international...................................................       3,065          76        (55)
All other corporate--asset-backed.............................................................       5,056         187       (109)
Short-term investments........................................................................         808          --         --
                                                                                                -----------  ---------  ---------
    Total fixed maturities....................................................................   $  14,440   $     529  $    (569)
                                                                                                -----------  ---------  ---------
                                                                                                -----------  ---------  ---------


                                                                                                  FAIR
                                                                                                  VALUE
                                                                                                ---------
U.S. government and government agencies and authorities (guaranteed and sponsored)............  $     175
U.S. government and government agencies and authorities (guaranteed and
 sponsored)--asset-backed.....................................................................      2,003
States, municipalities and political subdivisions.............................................        368
International governments.....................................................................        289
Public utilities..............................................................................        881
All other corporate including international...................................................      4,669
All other corporate--asset-backed.............................................................      3,591
Short-term investments........................................................................      1,648
                                                                                                ---------
    Total fixed maturities....................................................................  $  13,624
                                                                                                ---------
                                                                                                ---------

                                                                                                  FAIR
                                                                                                  VALUE
                                                                                                ---------
U.S. government and government agencies and authorities (guaranteed and sponsored)............  $     497
U.S. government and government agencies and authorities (guaranteed and
 sponsored)--asset-backed.....................................................................      3,391
States, municipalities and political subdivisions.............................................        202
International governments.....................................................................        306
Public utilities..............................................................................        976
All other corporate including international...................................................      3,086
All other corporate--asset-backed.............................................................      5,134
Short-term investments........................................................................        808
                                                                                                ---------
    Total fixed maturities....................................................................  $  14,400
                                                                                                ---------
                                                                                                ---------

40                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

    The amortized cost and fair value of fixed maturities at December 31, 1996, by maturity, are shown below. Asset-backed securities, including mortgage-backed securities and collateralized mortgage obligations, are distributed to maturity year based on the Company's estimates of the rate of future prepayments of principal over the remaining lives of such securities. These estimates are developed using prepayment speeds reported in broker consensus data and can be expected to vary from actual experience. Expected maturities differ from contractual maturities due to call or prepayment provisions.

         MATURITY           AMORTIZED COST  FAIR VALUE
--------------------------  --------------  -----------
One year or less..........    $    2,632     $   2,642
Over one year through five
 years....................         5,871         5,928
Over five years through
 ten years................         3,320         3,311
Over ten years............         1,756         1,743
                                 -------    -----------
    Total.................    $   13,579     $  13,624
                                 -------    -----------
                                 -------    -----------

    Sales of fixed maturities excluding short-term fixed maturities for the years ended December 31, 1996, 1995 and 1994 resulted in proceeds of $3,459, $4,848 and $5,708, respectively, resulting in gross realized capital gains of $87, $91 and $71, respectively, and gross realized capital losses (including investment writedowns) of $298, $72 and $100, respectively, not including policyholder gains and losses. Sales of equity securities for the years ended December 31, 1996, 1995 and 1994 resulted in proceeds of $74, $64 and $159, respectively, resulting in gross realized capital gains of $2, $28 and $3, respectively, and gross realized capital losses of $0, $59 and $14, respectively, not including policyholder gains and losses.

(F) CONCENTRATION OF CREDIT RISK

    As of December 31, 1996, the Company had a reinsurance recoverable of $3.8 billion from Mutual Benefit Life Assurance Corporation ("Mutual Benefit"), supported by assets in a security trust of $3.8 billion (including policy loans of $3.3 billion). The risk of Mutual Benefit becoming insolvent is mitigated by the reinsurance agreement's requirement that the assets be kept in a security trust with the Company as sole beneficiary. Excluding investments in U.S. government and agencies, the Company has no other significant concentrations of credit risk in fixed maturities.

(G) DERIVATIVE INVESTMENTS

    Derivatives play an important role in facilitating the management of interest rate risk, creating opportunities to fund product obligations hedging against indexation risks that affect the value of certain liabilities and adjusting broad investment risk characteristics when dictated by significant changes in market risks. As an end user of derivatives, the Company uses a variety of derivative financial instruments, including swaps, caps, floors, forwards and exchange traded financial futures and options in order to hedge exposure to price, foreign currency and/or interest rate risk on anticipated investment purchases or existing assets and liabilities. The notional amounts of derivative contracts represent the basis upon which pay and receive amounts are calculated and are not reflective of credit risk for derivative contracts. Credit risk for derivative contracts is limited to the amounts calculated to be due to the Company on such contracts. The Company believes it maintains prudent policies regarding the financial stability and credit standing of its major counterparties and typically requires credit enhancement provisions to further limit its credit risk. Many of these derivative contracts are bilateral agreements that are not assignable without the consent of the relevant counterparty. Notional amounts pertaining to derivative financial instruments totaled $9.9 billion and $8.8 billion at December 31, 1996 and 1995, respectively ($7.4 billion and $7.1 billion related to life insurance investments and $2.5 billion and $1.7 billion related to life insurance liabilities at December 31, 1996 and 1995, respectively).

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              41
--------------------------------------------------------------------------------

    The following table summarizes the Company's derivatives, segregated by major categories, as of December 31, 1996 and 1995:

                                                                             AMOUNTS HEDGED (NOTIONAL AMOUNTS) (EXCLUDING
                                                                                          LIABILITY HEDGES)
                                                                          --------------------------------------------------
                                                                                                   PURCHASED
                                                                            TOTAL    ISSUED CAPS   OPTIONS,
                                                                          CARRYING        &         CAPS &
1996                                                                        VALUE     FLOORS(C)    FLOORS(D)    FUTURES(E)
------------------------------------------------------------------------  ---------  -----------  -----------  -------------
Asset-backed securities (excluding inverse floaters and anticipatory)...  $   5,242   $     500    $   2,454     $      --
Inverse floaters(a).....................................................        352          98          856            --
Anticipatory(g).........................................................         --          --           --           132
Other bonds and notes...................................................      7,369         425          440             5
Short-term investments..................................................        661          --           --            --
                                                                          ---------  -----------  -----------        -----
    Total fixed maturities..............................................     13,624       1,023        3,750           137
Equity securities, policy loans and other investments...................      4,011          --           --            --
                                                                          ---------  -----------  -----------        -----
    Total investments...................................................  $  17,635   $   1,023    $   3,750     $     137
                                                                          ---------  -----------  -----------        -----
                                                                          ---------  -----------  -----------        -----
    Total derivatives-fair value(b).....................................              $     (10)   $      35     $      --
                                                                                     -----------  -----------        -----
                                                                                     -----------  -----------        -----


                                                                             AMOUNTS HEDGED (NOTIONAL AMOUNTS) (EXCLUDING
                                                                                          LIABILITY HEDGES)
                                                                          --------------------------------------------------
                                                                                                   PURCHASED
                                                                            TOTAL    ISSUED CAPS   OPTIONS,
                                                                          CARRYING        &         CAPS &
1995                                                                        VALUE     FLOORS(C)    FLOORS(D)    FUTURES(E)
------------------------------------------------------------------------  ---------  -----------  -----------  -------------
Asset-backed securities (excluding inverse floaters and anticipatory)...  $   5,764   $     118    $   3,133     $     322
Inverse floaters(a).....................................................        711         560          354             6
Anticipatory(g).........................................................         --          --           --           213
Other bonds and notes...................................................      7,118          33           66           322
Short-term investments..................................................        807          --           --            --
                                                                          ---------  -----------  -----------        -----
    Total fixed maturities..............................................     14,400         711        3,553           863
Equity securities, policy loans and other investments...................      3,865          --           --            --
                                                                          ---------  -----------  -----------        -----
    Total investments...................................................  $  18,265   $     711    $   3,553     $     863
                                                                          ---------  -----------  -----------        -----
                                                                          ---------  -----------  -----------        -----
    Total derivatives-fair value(b).....................................              $     (32)   $      46     $      --
                                                                                     -----------  -----------        -----
                                                                                     -----------  -----------        -----


                                                                           INTEREST      FOREIGN       TOTAL
                                                                             RATE       CURRENCY     NOTIONAL
1996                                                                       SWAPS(H)     SWAPS(F)      AMOUNT
------------------------------------------------------------------------  -----------  -----------  -----------
Asset-backed securities (excluding inverse floaters and anticipatory)...   $     941    $      --    $   3,895
Inverse floaters(a).....................................................         346           --        1,300
Anticipatory(g).........................................................          --           --          132
Other bonds and notes...................................................       1,079          125        2,074
Short-term investments..................................................          --           --           --
                                                                          -----------       -----   -----------
    Total fixed maturities..............................................       2,366          125        7,401
Equity securities, policy loans and other investments...................          19           --           19
                                                                          -----------       -----   -----------
    Total investments...................................................   $   2,385    $     125    $   7,420
                                                                          -----------       -----   -----------
                                                                          -----------       -----   -----------
    Total derivatives-fair value(b).....................................   $     (25)   $      (9)   $      (9)
                                                                          -----------       -----   -----------
                                                                          -----------       -----   -----------

                                                                           INTEREST      FOREIGN       TOTAL
                                                                             RATE       CURRENCY     NOTIONAL
1995                                                                       SWAPS(H)     SWAPS(F)      AMOUNT
------------------------------------------------------------------------  -----------  -----------  -----------
Asset-backed securities (excluding inverse floaters and anticipatory)...   $     290    $      --    $   3,863
Inverse floaters(a).....................................................         681           --        1,601
Anticipatory(g).........................................................          25           --          238
Other bonds and notes...................................................         757          187        1,365
Short-term investments..................................................          --           --           --
                                                                          -----------       -----   -----------
    Total fixed maturities..............................................       1,753          187        7,067
Equity securities, policy loans and other investments...................          18           --           18
                                                                          -----------       -----   -----------
    Total investments...................................................   $   1,771    $     187    $   7,085
                                                                          -----------       -----   -----------
                                                                          -----------       -----   -----------
    Total derivatives-fair value(b).....................................   $    (108)   $     (24)   $    (118)
                                                                          -----------       -----   -----------
                                                                          -----------       -----   -----------

------------------------
(a) Inverse floaters are variations of collateralized mortgage obligations ("CMOs") for which the coupon rates move inversely with an index rate such as LIBOR. The risk to principal is considered negligible as the underlying collateral for the securities is guaranteed or sponsored by government agencies. To address the volatility risk created by the coupon variability, the Company uses a variety of derivative instruments, primarily interest rate swaps and purchased caps and floors.
(b) The fair value of derivative instruments including swaps, caps, floors, futures, options and forward commitments, was determined using a pricing model which is validated through quarterly comparison to dealer quoted market prices, for 1996 and dealer quoted prices for 1995.
(c) The 1996 data includes issued caps of $433 with a weighted average strike rate of 8.21% (ranging from 7.0% to 9.5%) and over 93% maturing in 2000 through 2005. In addition, issued floors totaled $590, had a weighted average strike rate of 5.17% (ranging from 5.00% to 7.85%) with all of them maturing by the end of 2005. The 1995 data includes issued caps of $475 with a weighted average strike rate of 8.5% (ranging from 7.0% to 10.4%) and over 85% maturing in 2000 through 2004. In addition, issued floors totaled $236, had a weighted average strike rate of 8.1% (ranging from 5.3% to 10.9%) and mature through 2007, with 76% maturing by 2004.
(d) The 1996 data includes purchased floors of $2.4 billion and purchased caps of $1.3 billion. The floors had a weighted average strike rate of 5.84% (ranging from 3.70% to 7.85%) and over 87% mature in 1997 through 1999. The options mature in 1997. The caps had a weighted average strike rate of 7.59% (ranging from 4.40% to 10.125%) and over 76% mature in 1997 through 2001. The 1995 data includes purchased floors of $1.8 billion and purchased caps of $1.7 billion. The floors had a weighted average strike price of 5.8% (ranging from 3.7% to 6.8%) and over 85% mature in 1997 through 1999. The caps had a weighted average strike price of 7.5% (ranging from 4.5% and 10.1%) and over 82% mature in 1997 through 1999.

42                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

(e) As of December 31, 1996 and 1995, over 39% and 95%, respectively, of the notional futures contracts, expire within one year.
(f) As of December 31, 1996 and 1995, over 42% and 25%, respectively, of the Company's foreign currency swaps, expire within one year; the balance mature over the succeeding 4 to 5 years.
(g) Deferred gains and losses on anticipatory transactions are included in the carrying value of bond investments in the Consolidated Balance Sheets. At the time of the ultimate purchase, they are reflected as a basis adjustment to the purchased asset. At December 31, 1996, the Company had $1 million in net deferred gains for futures, interest rate swaps and purchased options. The Company expects to basis adjust $1 million of the deferred gains in 1997. At December 31, 1995, the Company had $5.3 million in net deferred gains for futures, interest rate swaps and purchased options.
(h) The following table summarizes the maturities by notional value of interest rate swaps outstanding at December 31, 1996 and 1995, and the related weighted average interest pay rate or receive rate. The variable rates represent spot rates (primarily 90 day LIBOR), as of December 31, 1996 and 1995. Such variable rates have been calculated assuming that the spot rates remain unchanged throughout the life of the interest rate swaps.

1996                                                             1997         1998         1999         2000         2001
------------------------------------------------------------  -----------  -----------  -----------  -----------  -----------
  PAY FIXED/RECEIVE VARIABLE
    Notional Value                                                   $--         $50          $125          $35         $125
    Weighted Average Pay Rate                                         --          5.7 %        5.9 %        5.5 %        5.5%
    Weighted Average Receive Rate                                     --          3.2 %         --          6.5 %        6.4%
  PAY VARIABLE/RECEIVE FIXED
    Notional Value                                                   $86          $25         $486          $74         $582
    Weighted Average Pay Rate                                        7.5 %         --          6.4 %        6.7 %        7.0%
    Weighted Average Receive Rate                                    5.6 %         --          5.6 %        5.7 %        6.2%
  PAY VARIABLE/RECEIVE DIFFERENT VARIABLE
    Notional Value                                                   $19          $15          $--         $200          $--
    Weighted Average Pay Rate                                        5.9 %        5.7 %         --          6.4 %         --
    Weighted Average Receive Rate                                    3.7 %        5.5 %         --          5.0 %         --
    Total Interest Rate Swaps                                       $105          $90         $611         $309         $707
    Total Weighted Average Pay Rate                                  7.2 %        5.7 %        6.3 %        6.4 %        6.7%
    Total Weighted Average Receive Rate                              5.2 %        3.8 %        4.3 %        5.4 %        6.3%


1995                                                             1996         1997         1998         1999         2000
------------------------------------------------------------  -----------  -----------  -----------  -----------  -----------
  PAY FIXED/RECEIVE VARIABLE
    Notional Value                                                  $15           $50          $--         $453          $31
    Weighted Average Pay Rate                                        5.0 %        7.2 %         --          8.1 %        7.1%
    Weighted Average Receive Rate                                    5.8 %        5.9 %         --          5.8 %        5.7%
  PAY VARIABLE/RECEIVE FIXED
    Notional Value                                                  $100          $68          $25          $25          $35
    Weighted Average Pay Rate                                        5.9 %        8.6 %        5.9 %         --          5.9%
    Weighted Average Receive Rate                                    2.4 %        7.9 %        4.0 %         --          6.5%
  PAY VARIABLE/RECEIVE DIFFERENT VARIABLE
    Notional Value                                                   $50          $18          $36          $12         $200
    Weighted Average Pay Rate                                        5.8 %         --          3.7 %        3.5 %        4.5%
    Weighted Average Receive Rate                                    5.4 %         --          5.6 %        5.2 %        6.8%
    Total Interest Rate Swaps                                       $165         $136          $61         $490         $266
    Total Weighted Average Pay Rate                                  5.8 %        7.8 %        4.6 %        7.6 %        5.0%
    Total Weighted Average Receive Rate                              3.6 %        7.2 %        4.9 %        5.4 %        6.6%

                                                                                            LATEST
1996                                                           THEREAFTER       TOTAL      MATURITY
------------------------------------------------------------  -------------  -----------  -----------
  PAY FIXED/RECEIVE VARIABLE
    Notional Value                                                   $170          $505         2003
    Weighted Average Pay Rate                                         5.7  %        5.7 %
    Weighted Average Receive Rate                                     6.9  %        4.7 %
  PAY VARIABLE/RECEIVE FIXED
    Notional Value                                                   $349        $1,602         2007
    Weighted Average Pay Rate                                         6.9  %        6.8 %
    Weighted Average Receive Rate                                     5.9  %        5.9 %
  PAY VARIABLE/RECEIVE DIFFERENT VARIABLE
    Notional Value                                                    $44          $278         2003
    Weighted Average Pay Rate                                        12.9  %        7.4 %
    Weighted Average Receive Rate                                     6.4  %        5.2 %
    Total Interest Rate Swaps                                        $563        $2,385         2007
    Total Weighted Average Pay Rate                                   7.0  %        6.6 %
    Total Weighted Average Receive Rate                               6.3  %        5.5 %
                                                                                            LATEST
1995                                                           THEREAFTER       TOTAL      MATURITY
------------------------------------------------------------  -------------  -----------  -----------
  PAY FIXED/RECEIVE VARIABLE
    Notional Value                                                   $229          $778         2004
    Weighted Average Pay Rate                                         7.8  %        7.8 %
    Weighted Average Receive Rate                                     5.9  %        5.9 %
  PAY VARIABLE/RECEIVE FIXED
    Notional Value                                                   $190          $443         2007
    Weighted Average Pay Rate                                         5.4  %        5.4 %
    Weighted Average Receive Rate                                     6.9  %        6.9 %
  PAY VARIABLE/RECEIVE DIFFERENT VARIABLE
    Notional Value                                                   $234          $550         2004
    Weighted Average Pay Rate                                        16.3  %        5.7 %
    Weighted Average Receive Rate                                     5.9  %        6.4 %
    Total Interest Rate Swaps                                        $653        $1,771         2007
    Total Weighted Average Pay Rate                                   7.3  %        6.9 %
    Total Weighted Average Receive Rate                               6.3  %        5.8 %

    In addition, interest rate sensitivity related to certain Company insurance liabilities was altered primarily through interest rate swap agreements. The notional amount of the liability agreements in which the Company generally pays one variable rate in exchange for another was $2.4 billion and $1.7 billion at December 31, 1996 and 1995, respectively. As of December 31, 1996, the weighted average pay rate was 5.6% and the weighted average receive rate was 6.5%. These agreements mature at various times through 2001.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              43
--------------------------------------------------------------------------------

    A reconciliation between notional amounts at December 31, 1995 and 1996 by derivative type and strategy is as follows:

                                                                                        BY DERIVATIVE TYPE
                                                                           ---------------------------------------------
                                                                               12/31/95                     MATURITIES/
                                                                            NOTIONAL AMOUNT    ADDITIONS   TERMINATIONS
                                                                           -----------------  -----------  -------------
Caps.....................................................................      $   2,184       $   1,286     $   1,715
Floors...................................................................          2,180           2,053         1,065
Options..................................................................             --              10            --
Swaps/Forwards...........................................................          3,566           3,989         2,694
Futures..................................................................            863           2,092         2,818
                                                                                  ------      -----------       ------
    Total................................................................      $   8,793       $   9,430     $   8,292
                                                                                  ------      -----------       ------
                                                                                  ------      -----------       ------


                                                                                            BY STRATEGY
                                                                           ---------------------------------------------
                                                                               12/31/95                     MATURITIES/
                                                                            NOTIONAL AMOUNT    ADDITIONS   TERMINATIONS
                                                                           -----------------  -----------  -------------
Liability................................................................      $   1,708       $   1,940     $   1,137
Anticipatory.............................................................            238             516           622
Asset....................................................................          2,984           1,265         2,137
Portfolio................................................................          3,863           5,709         4,396
                                                                                  ------      -----------       ------
    Total................................................................      $   8,793       $   9,430     $   8,292
                                                                                  ------      -----------       ------
                                                                                  ------      -----------       ------


                                                                               12/31/96
                                                                            NOTIONAL AMOUNT
                                                                           -----------------
Caps.....................................................................      $   1,755
Floors...................................................................          3,168
Options..................................................................             10
Swaps/Forwards...........................................................          4,861
Futures..................................................................            137
                                                                                  ------
    Total................................................................      $   9,931
                                                                                  ------
                                                                                  ------

                                                                               12/31/96
                                                                            NOTIONAL AMOUNT
                                                                           -----------------
Liability................................................................      $   2,511
Anticipatory.............................................................            132
Asset....................................................................          2,112
Portfolio................................................................          5,176
                                                                                  ------
    Total................................................................      $   9,931
                                                                                  ------
                                                                                  ------

(H) FAIR VALUE OF FINANCIAL INSTRUMENTS

                                                                                  AS OF DECEMBER 31,    AS OF DECEMBER 31,
                                                                                         1996                  1995
                                                                                 --------------------  --------------------
                                                                                 CARRYING     FAIR     CARRYING     FAIR
                                                                                  AMOUNT      VALUE     AMOUNT      VALUE
                                                                                 ---------  ---------  ---------  ---------
ASSETS
  Fixed maturities.............................................................  $  13,624  $  13,624  $  14,400  $  14,400
  Equity securities............................................................        119        119         63         63
  Policy loans.................................................................      3,836      3,836      3,381      3,381
  Mortgage loans...............................................................          2          2        265        265
  Investments in partnerships and trust........................................         48         48         94         97
  Other........................................................................          6         56         62         62
LIABILITIES
  Other policy benefits........................................................  $  11,707  $  11,469  $  12,727  $  12,767

    The following methods and assumptions were used to estimate the fair value of each class of financial instrument: fair value for fixed maturities and equity securities approximate those quotations published by applicable stock exchanges or received from other reliable sources; policy and mortgage loan carrying amounts approximate fair value; investments in partnerships and trusts are based on external market valuations from partnership and trust managements; fair value of derivative instruments, including swaps, caps, floors, futures, and forward commitments, is determined by using a pricing model which is validated through quarterly comparison to dealer quoted market prices; and other policy benefits payable for investment type contracts are determined by estimating future cash flows discounted at the year end market rate.

---------------------------------------------------
 4. INCOME TAX

    Hartford Life and The Hartford have entered into a tax sharing agreement under which each member, including the Company, in the consolidated U.S. federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by Hartford Life for the Company, subject to certain adjustments, generally will be determined as though the Company were to file separate federal, state and local income tax returns.

    As long as The Hartford continues to beneficially own, directly or indirectly, at least 80% of the combined voting power and 80% of the value of the outstanding capital stock of Hartford Life, the Company will be included for federal income tax purposes in the consolidated group of which The Hartford is the common parent. It is the current intention of The Hartford and its subsidiaries to continue to file a consolidated federal income tax return. The Company will continue to remit to (receive from) The Hartford a current income tax provision (benefit) computed in accordance with such tax sharing agreement. The Company's effective tax rate was 35%, 32% and 32% in 1996, 1995 and 1994, respectively.

44                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

    Income tax expense was as follows:

                                        FOR THE YEARS ENDED DECEMBER
                                                     31,
                                       -------------------------------
                                         1996       1995       1994
                                       ---------  ---------  ---------
 Current.............................  $     122  $     211  $     185
  Deferred...........................       (102)      (149)      (120)
                                       ---------  ---------  ---------
    Total............................  $      20  $      62  $      65
                                       ---------  ---------  ---------
                                       ---------  ---------  ---------

    A reconciliation of the tax provision at the U.S. federal statutory rate to the provision for income taxes was as follows:

                                        FOR THE YEARS ENDED DECEMBER
                                                     31,
                                       -------------------------------
                                         1996       1995       1994
                                       ---------  ---------  ---------
 Tax provision at U.S. statutory
  rate...............................  $      20  $      67  $      71
  Tax-exempt income..................         --         (3)        (3)
  Foreign tax credit.................         --         (4)        (1)
  Other..............................         --          2         (2)
                                       ---------  ---------  ---------
    Total............................  $      20  $      62  $      65
                                       ---------  ---------  ---------
                                       ---------  ---------  ---------

    Income taxes paid were $189, $162 and $244 in 1996, 1995 and 1994, respectively. The current tax refund due from The Hartford to the Company was $72 and $8 as of December 31, 1996 and 1995, respectively.

    Deferred tax assets (liabilities) included the following:

                                                       AS OF
                                                    DECEMBER 31,
                                                --------------------
                                                  1996       1995
                                                ---------  ---------
Tax return deferred acquisition costs.........  $     514  $     410
Financial statement deferred acquisition costs
 and reserves.................................       (242)       138
Employee benefits.............................          8          8
Unrealized (gain) loss on investments.........        (16)        32
Investments and other.........................        210       (168)
                                                ---------  ---------
    Total.....................................  $     474  $     420
                                                ---------  ---------
                                                ---------  ---------

    Prior to the Tax Reform Act of 1984, the Life Insurance Company Income Tax Act of 1959 permitted the deferral from taxation of a portion of statutory income under certain circumstances. In such circumstances, the deferred income was accumulated in a "Policyholders' Surplus Account" and will be taxable in the future only under conditions which management considers to be remote; therefore, no Federal income taxes have been provided on this deferred income. The balance for tax return purposes of the Policyholders' Surplus Account as of December 31, 1996 was $37.

---------------------------------------------------
 5. REINSURANCE

    The Company cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve the Company of its primary liability. The Company also assumes insurance from other insurers.

    Life insurance net retained premiums were comprised of the following:

                                         YEAR ENDED DECEMBER 31,
                                     -------------------------------
                                       1996       1995       1994
                                     ---------  ---------  ---------
Gross premiums.....................  $   1,834  $   1,545  $   1,316
Insurance assumed..................        173        591        299
Insurance ceded....................       (302)      (649)      (515)
                                     ---------  ---------  ---------
    Total..........................  $   1,705  $   1,487  $   1,100
                                     ---------  ---------  ---------
                                     ---------  ---------  ---------

    Life reinsurance recoveries, which reduced death and other benefits, for the years ended December 31, 1996, 1995 and 1994 approximated $140, $220 and $164, respectively.

    In December 1994, the Company ceded to a third party $1.0 billion in individual fixed and variable annuities on a modified coinsurance basis. In December 1995, the Company ceded approximately $1.2 billion in individual variable annuities on a modified coinsurance basis to a third party. These transactions did not have a material impact on consolidated net income.

    In May 1994, the Company assumed the life insurance policies and the individual annuities of Pacific Standard with reserves and account values of approximately $434 million. The Company received cash and investment grade assets to support the life insurance and individual annuity contract obligations assumed.

---------------------------------------------------
 6. PENSION PLANS AND OTHER POSTRETIREMENT
   BENEFITS

    The Company's employees are included in Hartford Fire's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for Federal income tax purposes. Generally, pension costs are funded through the purchase of the Company's group pension contracts. The cost to the Company was approximately $5, $2 and $2 in 1996, 1995 and 1994, respectively.

    The Company also provides, through Hartford Fire, certain health care and life insurance benefits for eligible retired employees. A substantial portion of the Company's employees may become eligible for these benefits upon retirement. The Company's contribution for health care benefits will depend on the retiree's date of retirement and years of service. In addition, the plan has a defined dollar cap which limits average Company contributions. The Company has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              45
--------------------------------------------------------------------------------

Postretirement health care and life insurance benefits expense, allocated by The Hartford, was immaterial for 1996, 1995 and 1994, respectively.

    The assumed rate of future increases in the per capita cost of health care (the health care trend rate) was 9.3% for 1996, decreasing ratably to 6.0% in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated postretirement benefit obligation and the annual expense. To the extent that the actual experience differs from the inherent assumptions, the effect will be amortized over the average future service of the covered employees.

---------------------------------------------------
 7. BUSINESS SEGMENT INFORMATION

    The Company sells financial products such as fixed and variable annuities, retirement plan services, and life insurance on both an individual and a group basis. The Company divides its core businesses into three segments: Investment Products, Individual Life Insurance and Employee Benefits. In addition, the Company also maintains a corporate operation and also classifies certain of its business as Runoff operations. The Investment Products segment offers individual variable annuities and fixed market value adjusted annuities, deferred compensation and retirement plan services, mutual funds, investment management services and other financial products. The Individual Life Insurance segment sells a variety of individual life insurance products, including variable life, universal life, and interest-sensitive whole life policies. The Employee Benefits segment sells corporate owned life insurance. Through its corporate operation, the Company reports net investment income on assets representing surplus not assigned to any of its business segments and certain other revenues and expenses not specifically allocable to any of its business segments. The Company's Runoff operations are comprised of Closed Book GRC. With the exception of Closed Book GRC, net realized capital gains and losses are recognized in the period of realization but are allocated to the segments utilizing durations of the segment portfolios.

                                          YEAR ENDED DECEMBER 31,
                                      -------------------------------
                                        1996       1995       1994
                                      ---------  ---------  ---------
REVENUES
  Investment Products...............  $   1,013  $     759  $     594
  Individual Life Insurance.........        440        383        375
  Employee Benefits.................      1,366      1,273        919
  Corporate Operations..............         81         52         30
  Runoff Operations.................        (11)       337        481
                                      ---------  ---------  ---------
    Total Revenues..................  $   2,889  $   2,804  $   2,399
                                      ---------  ---------  ---------
                                      ---------  ---------  ---------


                                          YEAR ENDED DECEMBER 31,
                                      -------------------------------
                                        1996       1995       1994
                                      ---------  ---------  ---------
INCOME BEFORE INCOME TAX EXPENSE
  Investment Products...............  $     230  $     172  $     127
  Individual Life Insurance.........         68         56         39
  Employee Benefits.................         43         37         27
  Corporate Operations..............         65         16          8
  Runoff Operations.................       (348)       (90)         2
                                      ---------  ---------  ---------
    Income Before Income Tax
     Expense........................  $      58  $     191  $     203
                                      ---------  ---------  ---------
                                      ---------  ---------  ---------

                                          YEAR ENDED DECEMBER 31,
                                      -------------------------------
                                        1996       1995       1994
                                      ---------  ---------  ---------
ASSETS
  Investment Products...............  $  53,743  $  40,624  $  29,115
  Individual Life Insurance.........      3,753      3,173      2,808
  Employee Benefits.................     14,515     13,494      7,847
  Corporate Operations..............      1,891      1,729        822
  Runoff Operations.................      3,667      5,177      7,257
                                      ---------  ---------  ---------
    Total Assets....................  $  77,569  $  64,197  $  47,849
                                      ---------  ---------  ---------
                                      ---------  ---------  ---------

---------------------------------------------------
 8. STATUTORY NET INCOME AND SURPLUS

    A significant percentage of the consolidated statutory surplus is permanently reinvested or is subject to various state regulatory restrictions which limit the payment of dividends without prior approval. The total amount of statutory dividends which may be paid by the insurance subsidiaries of the Company in 1997, without prior approval, is estimated to be $121 million. Statutory net income and surplus as of and for the years ended December 31 were:

                              1996       1995       1994
                            ---------  ---------  ---------
Statutory net income......  $     144  $     112  $      58
Statutory surplus.........  $   1,207  $   1,125  $     941

    The insurance subsidiaries of the Company prepare their statutory financial statements in accordance with accounting practices prescribed by the State of Connecticut Insurance Department. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules.

---------------------------------------------------
 9. SEPARATE ACCOUNTS

    The Company maintained separate account assets and liabilities totaling $49.7 billion and $36.3 billion at December 31, 1996 and 1995, respectively, which are reported at fair value. Separate account assets are segregated from other investments, and investment income and gains and losses accrue directly to the policyholder. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $39.4 billion and $25.9 billion at December 31, 1996 and 1995, respectively, wherein the policyholder assumes the investment risk, and

46                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

guaranteed separate account assets totaling $10.3 billion at December 31, 1996 and 1995, wherein the Company contractually guarantees either a minimum return or account value to the policyholder. Included in the non-guaranteed category are policy loans totaling $2.0 billion and $1.7 billion at December 31, 1996 and 1995, respectively. Investment income (including investment gains and losses) and interest credited to policyholders on separate account assets are not reflected in the Consolidated Statements of Income. Separate account management fees, net of minimum guarantees, were $538, $387 and $256 in 1996, 1995 and 1994, respectively.

    The guaranteed separate accounts include modified guaranteed individual annuity and modified guaranteed life insurance. The average credited interest rate on these contracts was 6.53% at December 31, 1996. The assets that support these liabilities were comprised of $10.2 billion in fixed maturities at December 31, 1996. The portfolios are segregated from other investments and are managed so as to minimize liquidity and interest rate risk. To minimize the risk of disintermediation associated with early withdrawals, individual annuity and modified guaranteed life insurance contracts carry a graded surrender charge as well as a market value adjustment. Additional investment risk is hedged using a variety of derivatives which totaled $0.1 billion in carrying value and $2.4 billion in notional amounts at December 31, 1996.

---------------------------------------------------
 10. COMMITMENTS AND CONTINGENCIES

    Under insurance guaranty fund laws existing in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. A large part of the assessments paid by the Company's insurance subsidiaries pursuant to these laws may be used as credits for a portion of the Company's insurance subsidiaries' premium taxes. The Company paid guaranty fund assessments of approximately $11, $10 and $8 in 1996, 1995 and 1994, respectively, of which $5, $6 and $4 were estimated to be creditable against premium taxes.

    The Company is a defendant in various lawsuits arising in the ordinary course of business. In the opinion of management, the resolution of these matters is not expected to have a material adverse effect on the Company's business, financial position, or results of operations.

    The rent paid to Hartford Fire for the space occupied by the Company was $3 in 1996, 1995, and 1994. The Company expects to pay annual rent of $7 in 1997, 1998, and 1999, respectively, $12 in 2000 and 2001, and $96 thereafter, over the remaining term of the sublease, which expires on December 31, 2009. Rental expense is recognized on a level basis over the term of the sublease and amounted to approximately $8 in 1996, 1995 and 1994.

---------------------------------------------------
 11. SUBSEQUENT EVENTS

    On February 10, 1997, Hartford Life filed a registration statement with the Securities and Exchange Commission relating to the U.S. and international offerings of shares of Class A common stock (the "Equity Offerings") representing up to 20% ownership of Hartford Life. After completion of the Equity Offerings, The Hartford would own all of the shares of Class B Common Stock (after reclassification of Hartford Life's common stock into Class B Common Stock prior to March 31, 1997). Hartford Life intends to use the estimated net proceeds of the Equity Offerings to make a capital contribution to its insurance subsidiaries, to reduce its third-party indebtedness and for other general corporate purposes.

    The Hartford has advised the Company that its current intent is to continue to beneficially own at least 80% of Hartford Life, but it is under no contractual obligation to do so, except for a limited period. Provided that The Hartford continues to beneficially own at least 80% of the combined voting power or the value of the outstanding capital stock of Hartford Life, Hartford Life will be included for federal income tax purposes in the controlled group of which The Hartford is the common parent. Each member of a controlled group is jointly and severally liable for pension funding and pension termination liabilities of each other member of the controlled group, as well as certain benefit plan taxes. Accordingly, the Company could be liable for pension funding, pension termination liabilities and certain other pension related excise taxes as well as other taxes of another member of The Hartford controlled group in the event any such liability is incurred, and not discharged, by such other member.

    In connection with the proposed Equity Offerings, Hartford Life plans to enter into formal agreements, including a master intercompany agreement, investment management agreements and a new tax sharing agreement, with The Hartford covering such matters as corporate services, approval of certain corporate activities, registration rights, owned and leased space, allocation of expenses, taxes and liabilities, investment advisory services, use of trademarks and certain other corporate matters. As part of the master intercompany agreement, Hartford Life would agree to remit to The Hartford 30% of any shared liabilities for which The Hartford is responsible in respect of the ITT Spin-off, 30% of any taxes which may be assessed to The

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              47
--------------------------------------------------------------------------------

Hartford relating to the ITT Spin-off and will indemnify The Hartford for certain other tax liabilities. As of December 31, 1996 there was no known liability associated with the ITT Spin-off. Such agreements are meant to maintain the relationship between Hartford Life and The Hartford in a manner consistent in all material respects with past practice. As a result, management believes these agreements should not have a material impact on the results of operations of the Company.

    In addition, under insurance company holding laws, agreements between Hartford Life's insurance subsidiaries and The Hartford must be fair and reasonable and may be subject to the approval of applicable insurance commissioners. The agreements will be intended to maintain the relationship between Hartford Life and The Hartford in a manner generally consistent with past practices. However, none of these arrangements will result from arm's-length negotiations and, therefore, the prices charged to Hartford Life and its subsidiaries for services provided under these arrangements may be higher or lower than prices that may be charged by third parties.

48                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
  SCHEDULE I -- SUMMARY OF INVESTMENTS (OTHER THAN INVESTMENTS IN AFFILIATES)
                            AS OF DECEMBER 31, 1996
                                 (IN MILLIONS)

                                                                                                               ESTIMATED
                                                                                                                 FAIR
TYPE OF INVESTMENT                                                                                   COST        VALUE
-------------------------------------------------------------------------------------------------  ---------  -----------
Fixed Maturities
Bonds and Notes
  U.S. Government and government agencies and authorities
   (guaranteed sponsored)........................................................................  $     166   $     175
  U.S. Government and government agencies and authorities
   (guaranteed sponsored)--asset-backed..........................................................      1,970       2,003
States, municipalities and political subdivisions................................................        373         368
International governments........................................................................        281         289
Public utilities.................................................................................        877         881
All other corporate including international......................................................      4,656       4,669
All other corporate--asset-backed................................................................      3,601       3,591
Short-term investments...........................................................................      1,655       1,648
                                                                                                   ---------  -----------
Total Fixed Maturities...........................................................................  $  13,579   $  13,624
Equity Securities
Common Stocks--industrial, miscellaneous, and all other..........................................        110         119
Total Fixed Maturities and Equity Securities.....................................................  $  13,689   $  13,743
Other Investments
Policy Loans.....................................................................................      3,836       3,836
Mortgage Loans...................................................................................          2           2
Investments in partnerships and trusts...........................................................         48          48
Futures, options, and miscellaneous..............................................................          6          56
Total Other Investments..........................................................................      3,892       3,942
                                                                                                   ---------  -----------
Total Investments................................................................................  $  17,581   $  17,685
                                                                                                   ---------  -----------
                                                                                                   ---------  -----------

                                                                                                     AMOUNT AT
                                                                                                    WHICH SHOWN
                                                                                                        ON
TYPE OF INVESTMENT                                                                                 BALANCE SHEET
-------------------------------------------------------------------------------------------------  -------------
Fixed Maturities
Bonds and Notes
  U.S. Government and government agencies and authorities
   (guaranteed sponsored)........................................................................   $       175
  U.S. Government and government agencies and authorities
   (guaranteed sponsored)--asset-backed..........................................................         2,003
States, municipalities and political subdivisions................................................           368
International governments........................................................................           289
Public utilities.................................................................................           881
All other corporate including international......................................................         4,669
All other corporate--asset-backed................................................................         3,591
Short-term investments...........................................................................         1,648
                                                                                                   -------------
Total Fixed Maturities...........................................................................   $    13,624
Equity Securities
Common Stocks--industrial, miscellaneous, and all other..........................................           119
Total Fixed Maturities and Equity Securities.....................................................   $    13,743
Other Investments
Policy Loans.....................................................................................         3,836
Mortgage Loans...................................................................................             2
Investments in partnerships and trusts...........................................................            48
Futures, options, and miscellaneous..............................................................             6
Total Other Investments..........................................................................         3,892
                                                                                                   -------------
Total Investments................................................................................   $    17,635
                                                                                                   -------------
                                                                                                   -------------

    Note: The fair values for short-term investments approximate cost.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              49
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (IN MILLIONS)

                                                                                        FUTURE POLICY
                                                                                      BENEFITS, UNPAID     OTHER POLICY
                                                                                         CLAIMS AND         CLAIMS AND
                                                                   DEFERRED POLICY    CLAIM ADJUSTMENT       BENEFITS
SEGMENT                                                           ACQUISITION COSTS       EXPENSES            PAYABLE
----------------------------------------------------------------  -----------------  -------------------  ---------------
1996
Investment Products.............................................      $   2,030           $   1,554          $   6,599
Individual Life Insurance.......................................            730                 346              2,160
Employee Benefits...............................................             --                 381              9,834
Corporate Operations............................................             --                  --                 --
Runoff Operations...............................................             --                  --              3,541
                                                                         ------              ------            -------
Consolidated Operations.........................................      $   2,760           $   2,281          $  22,134
                                                                         ------              ------            -------
                                                                         ------              ------            -------

1995
Investment Products.............................................      $   1,561           $   1,314          $   6,204
Individual Life Insurance.......................................            615                 706              1,932
Employee Benefits...............................................             12                 325              9,285
Corporate Operations............................................             --                  --                 --
Runoff Operations...............................................             --                  28              5,177
                                                                         ------              ------            -------
Consolidated Operations.........................................      $   2,188           $   2,373          $  22,598
                                                                         ------              ------            -------
                                                                         ------              ------            -------

1994
Investment Products.............................................      $   1,244           $     895          $   4,617
Individual Life Insurance.......................................            565                 582              2,543
Employee Benefits...............................................             --                 369              6,911
Corporate Operations............................................             --                  --                 --
Runoff Operations...............................................             --                  44              7,257
                                                                         ------              ------            -------
Consolidated Operations.........................................      $   1,809           $   1,890          $  21,328
                                                                         ------              ------            -------
                                                                         ------              ------            -------


                                                                                      BENEFITS CLAIMS,    AMORTIZATION OF
                                                                    NET REALIZED          AND CLAIM       DEFERRED POLICY
                                                                  CAPITAL (LOSSES)       ADJUSTMENT         ACQUISITION
SEGMENT                                                                 GAINS             EXPENSES             COSTS
----------------------------------------------------------------  -----------------  -------------------  ---------------
1996
Investment Products.............................................      $      --           $     451          $     175
Individual Life Insurance.......................................             --                 245                 59
Employee Benefits...............................................             --                 546                 --
Corporate Operations............................................              6                  --                 --
Runoff Operations...............................................           (219)                293                 --
                                                                         ------              ------            -------
Consolidated Operations.........................................      $    (213)          $   1,535          $     234
                                                                         ------              ------            -------
                                                                         ------              ------            -------

1995
Investment Products.............................................      $      --           $     349          $     117
Individual Life Insurance.......................................             --                 127                 70
Employee Benefits...............................................             --                 496                 --
Corporate Operations............................................            (11)                 33                 --
Runoff Operations...............................................             --                 417                 12
                                                                         ------              ------            -------
Consolidated Operations.........................................      $     (11)          $   1,422          $     199
                                                                         ------              ------            -------
                                                                         ------              ------            -------

1994
Investment Products.............................................      $      --           $     383          $      90
Individual Life Insurance.......................................             --                 179                 51
Employee Benefits...............................................             --                 376                 --
Corporate Operations............................................              7                  --                 --
Runoff Operations...............................................             --                 467                  4
                                                                         ------              ------            -------
Consolidated Operations.........................................      $       7           $   1,405          $     145
                                                                         ------              ------            -------
                                                                         ------              ------            -------


                                                                   PREMIUMS AND        NET
                                                                       OTHER       INVESTMENT
SEGMENT                                                           CONSIDERATIONS     INCOME
----------------------------------------------------------------  ---------------  -----------
1996
Investment Products.............................................     $     536      $     477
Individual Life Insurance.......................................           287            153
Employee Benefits...............................................           881            485
Corporate Operations............................................            --             75
Runoff Operations...............................................             1            207
                                                                        ------     -----------
Consolidated Operations.........................................     $   1,705      $   1,397
                                                                        ------     -----------
                                                                        ------     -----------
1995
Investment Products.............................................     $     319      $     436
Individual Life Insurance.......................................           246            137
Employee Benefits...............................................           922            351
Corporate Operations............................................            --             67
Runoff Operations...............................................            --            337
                                                                        ------     -----------
Consolidated Operations.........................................     $   1,487      $   1,328
                                                                        ------     -----------
                                                                        ------     -----------
1994
Investment Products.............................................     $     263      $     330
Individual Life Insurance.......................................           268            108
Employee Benefits...............................................           569            350
Corporate Operations............................................            --             23
Runoff Operations...............................................            --            481
                                                                        ------     -----------
Consolidated Operations.........................................     $   1,100      $   1,292
                                                                        ------     -----------
                                                                        ------     -----------

                                                                   DIVIDENDS TO       OTHER
SEGMENT                                                            POLICYHOLDERS    EXPENSES
----------------------------------------------------------------  ---------------  -----------
1996
Investment Products.............................................     $      --      $     156
Individual Life Insurance.......................................            --             68
Employee Benefits...............................................           635            143
Corporate Operations............................................            --             16
Runoff Operations...............................................            --             44
                                                                        ------     -----------
Consolidated Operations.........................................     $     635      $     427
                                                                        ------     -----------
                                                                        ------     -----------
1995
Investment Products.............................................     $      --      $     115
Individual Life Insurance.......................................            --             55
Employee Benefits...............................................           675            138
Corporate Operations............................................            --             11
Runoff Operations...............................................            --             (2)
                                                                        ------     -----------
Consolidated Operations.........................................     $     675      $     317
                                                                        ------     -----------
                                                                        ------     -----------
1994
Investment Products.............................................     $      --      $     (31)
Individual Life Insurance.......................................            --            107
Employee Benefits...............................................           419            100
Corporate Operations............................................            --             43
Runoff Operations...............................................            --              8
                                                                        ------     -----------
Consolidated Operations.........................................     $     419      $     227
                                                                        ------     -----------
                                                                        ------     -----------

50                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           SCHEDULE IV -- REINSURANCE
                                 (IN MILLIONS)

                                                          GROSS         CEDED TO        ASSUMED FROM       NET
                                                          AMOUNT    OTHER COMPANIES   OTHER COMPANIES     AMOUNT
                                                        ----------  ----------------  ----------------  ----------
Year Ended December 31, 1996
Life Insurance in Force...............................  $  177,094    $    106,146       $   31,957     $  102,905
                                                        ----------        --------          -------     ----------
Insurance Revenues
  Life Insurance and Annuities........................  $    1,801    $        298       $      169     $    1,672
  Accident and Health Insurance.......................          33               4                4             33
                                                        ----------        --------          -------     ----------
Total.................................................  $    1,834    $        302       $      173     $    1,705
                                                        ----------        --------          -------     ----------
                                                        ----------        --------          -------     ----------
For the Year Ended December 31, 1995
Life Insurance in Force...............................  $  182,716    $    112,774       $   26,996     $   96,938
                                                        ----------        --------          -------     ----------
Insurance Revenues
  Life Insurance and Annuities........................  $    1,232    $        325       $      574     $    1,481
  Accident and Health Insurance.......................         313             324               17              6
                                                        ----------        --------          -------     ----------
Total.................................................  $    1,545    $        649       $      591     $    1,487
                                                        ----------        --------          -------     ----------
                                                        ----------        --------          -------     ----------
For the Year Ended December 31, 1994
Life Insurance in Force...............................  $  136,929    $     87,553       $   35,016     $   84,392
                                                        ----------        --------          -------     ----------
Insurance Revenues
  Life Insurance and Annuities........................  $    1,008    $        211       $      294     $    1,091
  Accident and Health Insurance.......................         308             304                5              9
                                                        ----------        --------          -------     ----------
Total.................................................  $    1,316    $        515       $      299     $    1,100
                                                        ----------        --------          -------     ----------
                                                        ----------        --------          -------     ----------

                                                          PERCENTAGE OF
                                                         AMOUNT ASSUMED
                                                             TO NET
                                                        -----------------
Year Ended December 31, 1996
Life Insurance in Force...............................          31.1%
Insurance Revenues
  Life Insurance and Annuities........................          10.1%
  Accident and Health Insurance.......................          12.1%
Total.................................................          10.1%
For the Year Ended December 31, 1995
Life Insurance in Force...............................          27.8%
Insurance Revenues
  Life Insurance and Annuities........................          38.8%
  Accident and Health Insurance.......................         283.3%
Total.................................................          39.7%
For the Year Ended December 31, 1994
Life Insurance in Force...............................          41.5%
Insurance Revenues
  Life Insurance and Annuities........................          26.9%
  Accident and Health Insurance.......................          55.6%
Total.................................................          27.2%

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              51
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                          INTERIM FINANCIAL STATEMENTS


    The following unaudited financial statements reflect, in the opinion of management, all adjustments which are of normal recurring nature necessary to present fairly the financial position, the results of operations and the cash flows for the periods presented. Certain reclassifications of prior year results were made to conform to current presentation. Interim results are not indicative of the results which may be expected for any other interim period or the full year. Certain of the statements contained herein (other than statements of historical fact) are forward-looking statements. Forward looking statements are made based upon management's expectations and belief concerning future developments and their potential effect upon Hartford Life Insurance Company ("Hartford Life"). There can be no assurance that future developments will be in accordance with management's expectation or that the effect of future developments on Hartford Life will be those anticipated by management. Actual results could differ materially from those expected by Hartford Life, depending on the outcome of certain factors, including those described with the forward-looking statements. For a description of accounting policies, see Note 1 to Consolidated Financial Statements.



--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN MILLIONS)

                                                                                                                     THREE
                                                                                                                    MONTHS
                                                                                                                     ENDED
                                                                                                                   MARCH 31,
                                                                                                                   ---------
                                                                                                                     1997
                                                                                                                   ---------
                                                                                                                   (UNAUDITED)
Revenues
  Premiums and other considerations..............................................................................  $     319
  Net investment income..........................................................................................        337
  Net realized capital gains.....................................................................................          4
                                                                                                                   ---------
    Total Revenues...............................................................................................        660
                                                                                                                   ---------
Benefits, Claims and Expenses
  Benefits, claims and claim adjustment expenses.................................................................        351
  Amortization of deferred policy acquisition costs..............................................................         81
  Dividends to policyholders.....................................................................................         54
  Other insurance expense........................................................................................         73
                                                                                                                   ---------
    Total Benefits, Claims and Expenses..........................................................................        559
                                                                                                                   ---------
  Income before income tax expense...............................................................................        101
  Income tax expense.............................................................................................         38
                                                                                                                   ---------
Net Income.......................................................................................................  $      63
                                                                                                                   ---------
                                                                                                                   ---------


Revenues
  Premiums and other considerations..............................................................................  $     644

  Net investment income..........................................................................................        333

  Net realized capital gains.....................................................................................         --

                                                                                                                   ---------

    Total Revenues...............................................................................................        977

                                                                                                                   ---------

Benefits, Claims and Expenses
  Benefits, claims and claim adjustment expenses.................................................................        396

  Amortization of deferred policy acquisition costs..............................................................         66

  Dividends to policyholders.....................................................................................        286

  Other insurance expense........................................................................................        164

                                                                                                                   ---------

    Total Benefits, Claims and Expenses..........................................................................        912

                                                                                                                   ---------

  Income before income tax expense...............................................................................         65

  Income tax expense.............................................................................................         22

                                                                                                                   ---------

Net Income.......................................................................................................  $      43

                                                                                                                   ---------

                                                                                                                   ---------


52                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                        (IN MILLIONS EXCEPT SHARE DATA)


                                                       MARCH    DECEMBER
                                                        31,     31,
                                                       1997      1996
                                                      -------   -------
                                                      (UNAUDITED)
 Assets
   Investments
   Fixed maturities, available for sale, at fair
    value (amortized cost $13,599 and $13,579).....   $13,496   $13,624
   Equity securities, available for sale, at fair
    value..........................................      107       119
   Mortgage loans, at outstanding balance..........       --         2
   Policy loans, at outstanding balance............    3,754     3,836
   Other investments, at cost......................       47        54
                                                      -------   -------
     Total investments.............................   17,404    17,635
   Cash............................................       73        43
   Premiums and amounts receivable.................      101       137
   Reinsurance recoverable.........................    6,200     6,259
   Accrued investment income.......................      330       407
   Deferred policy acquisition costs...............    2,888     2,760
   Deferred income tax.............................      510       474
   Other assets....................................      332       357
   Separate account assets.........................   51,312    49,690
                                                      -------   -------
     Total assets..................................   $79,170   $77,762
                                                      -------   -------
                                                      -------   -------
 Liabilities and Stockholders' Equity
   Future policy benefits..........................   $2,632    $2,474
   Other policyholder funds........................   21,498    22,134
   Other liabilities...............................    1,860     1,572
   Separate account liabilities....................   51,312    49,690
                                                      -------   -------
     Total liabilities.............................   77,302    75,870
                                                      -------   -------
   Common stock -- authorized 1,000 shares, $5,690
    par value, issued and outstanding, 1,000
    shares.........................................        6         6
   Additional paid-in capital......................    1,045     1,045
   Unrealized (loss) gain on investments, net of
    tax............................................      (57 )      30
   Retained earnings...............................      874       811
                                                      -------   -------
     Total stockholders' equity....................    1,868     1,892
                                                      -------   -------
   Total liabilities and stockholders' equity......   $79,170   $77,762
                                                      -------   -------
                                                      -------   -------

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              53
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)


                                             THREE MONTHS ENDED
                                                 MARCH 31,
                                            --------------------
                                              1997        1996
                                            --------    --------
                                                (UNAUDITED)
 Operating Activities
   Net income............................   $     63    $     43
   Adjustments to net income:
   Realized losses on investments........         (4)         --
   Net increase in deferred policy
    acquisition costs....................       (128)        (95)
   Net amortization of premium on fixed
    maturities...........................          5           7
   Increase (decrease) in deferred income
    tax benefit..........................         21         (40)
   Decrease in premiums and amounts
    receivable...........................         32          43
   Decrease (increase) in other assets...         25         (12)
   Increase in reinsurance recoverable...       (112)        (12)
   Increase in liability for future
    policy benefits......................        158         (89)
   Increase in other liabilities.........        349         262
   Decrease in accrued investment
    income...............................         57          60
                                            --------    --------
     Cash provided by operating
      activities.........................        466         167
                                            --------    --------
 Investing Activities
   Purchases of fixed maturities
    investments..........................     (1,525)     (1,382)
   Proceeds from sales of fixed
    maturities investments...............        985         701
   Maturities and principal paydowns of
    fixed maturities investments.........        664         640
   Net sales (purchases) of other
    investments..........................        111        (238)
   Net purchases of short-term
    investments..........................       (224)        (70)
                                            --------    --------
     Cash provided by (used for)
      investing activities...............         11        (349)
                                            --------    --------
 Financing Activities
   Net (disbursements for) receipts from
    investment and universal life-type
    contracts
    (charged from) credited to
    policyholder accounts................       (447)        188
                                            --------    --------
     Cash (used for) provided by
      financing activities...............       (447)        188
                                            --------    --------
   Net increase in cash..................         30           6
   Cash at beginning of period...........         43          46
                                            --------    --------
 Cash at end of period...................   $     73    $     52
                                            --------    --------
                                            --------    --------

54                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                       MANAGEMENT'S NARRATIVE ANALYSIS OF
                             RESULTS OF OPERATIONS
                                 (IN MILLIONS)


---------------------------------------------------

 SEGMENT RESULTS


                                               FOR THE THREE MONTHS
                                                 ENDED MARCH 31,
                                              ----------------------
                                                 1997        1996
                                                 -----     ---------
Annuity.....................................   $      43   $      33
Individual Life Insurance...................          11           9
Employee Benefits...........................           6           8
Guaranteed Investment Contracts.............          --         (15)
Corporate Operation.........................           3           8
                                                     ---   ---------
Net Income..................................   $      63   $      43
                                                     ---   ---------
                                                     ---   ---------



    Net income increased $20 or 47% to $63 in the first quarter of 1997 from $43 in the first quarter of 1996. This increase is reflective of continued, solid growth in both the Annuity and Individual Life Insurance reported segments. Net income in the Annuity segment grew $10 or 30% over the same period last year. Net income in the Individual Life Insurance segment grew $2 or 22% over the first three months of 1996. Guaranteed Contracts reported no net income in the first quarter of 1997, as compared with a $15 loss in the first quarter of 1996 consistent with management's expectations that net income subsequent to 1996 will be immaterial.


---------------------------------------------------

 ANNUITY


                                             FOR THE THREE MONTHS
                                               ENDED MARCH 31,
                                             --------------------
                                               1997       1996
                                             ---------  ---------
Revenues...................................  $     280  $     234
Expenses...................................        237        201
                                             ---------  ---------
Net Income.................................  $      43  $      33
                                             ---------  ---------
                                             ---------  ---------



    Revenues, which are primarily comprised of investment income and management and maintenance fees, grew 20% to $280 in the first quarter of 1997 from $234 in 1996. This growth resulted from a 32% increase in the average account value to $52 billion in 1997, as well as an increase in new sales of $495 or 21% over the same period last year. Growth in the assets under management by this segment also resulted in increased expenses of $36 or 18% to $237 in 1997 from $201 in 1996. Net income increased $10 or 30% to $43 in 1997 from $33 in 1996.


---------------------------------------------------

 INDIVIDUAL LIFE INSURANCE


                                             FOR THE THREE MONTHS
                                               ENDED MARCH 31,
                                             --------------------
                                               1997       1996
                                             ---------  ---------
Revenues...................................  $     111  $     115
Expenses...................................        100        106
                                             ---------  ---------
Net Income.................................  $      11  $       9
                                             ---------  ---------
                                             ---------  ---------



    Revenues decreased $4 or 4% to $111 in 1997 from $115 in 1996 due to the assumption of traditional life premium from Investor's Equity Life of $9 into segment operations in 1996. Sales increased $2 or 9% in the first quarter of 1997 over the first quarter of 1996 and insurance in-force increased $3.7 billion or 8% in the first quarter of 1997 as compared to the first quarter of 1996. Expenses in this segment declined 6% or $6 to $100 in 1997 from $106 in 1996 due to the one time assumption of Investor's Equity Life in 1996. Net income increased $2 or 22% to $11 in 1997 from $9 in 1996.



---------------------------------------------------

 EMPLOYEE BENEFITS


                                             FOR THE THREE MONTHS
                                               ENDED MARCH 31,
                                             --------------------
                                               1997       1996
                                             ---------  ---------
Revenues...................................  $     179  $     544
Expenses...................................        173        536
                                             ---------  ---------
Net Income.................................  $       6  $       8
                                             ---------  ---------
                                             ---------  ---------



    Revenues declined $365 or 67% to $179 in the first quarter of 1997 from $544 in the first quarter of 1996. This decline is mainly related to the passage of the HIPA Act of 1996, which effectively eliminated all future sales of leveraged COLI. Accordingly, expenses in this segment declined $363 or 68% for the same time period. Net income decreased 25% or $2 to $6 in 1997 from $8 in 1996.



---------------------------------------------------

 GUARANTEED INVESTMENT CONTRACTS


                                               FOR THE THREE MONTHS
                                                 ENDED MARCH 31,
                                              ----------------------
                                                 1997        1996
                                                 -----     ---------
Revenues....................................   $      72   $      73
Expenses....................................          72          88
                                                     ---   ---------
Net Income..................................   $      --   $     (15)
                                                     ---   ---------
                                                     ---   ---------

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES                              55
--------------------------------------------------------------------------------


    This segment had no net income in the first quarter of 1997, as compared with a $15 loss in the first quarter of 1996, consistent with management's expectations that net income (loss) from Closed Book CRC in the years subsequent to 1996 will be immaterial based on the Company's current projections for the performance of the assets and liabilities associated with Closed Book GRC.

56                              HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     NOTES TO INTERIM FINANCIAL STATEMENTS


---------------------------------------------------

                       HARTFORD LIFE INCORPORATED INITIAL
                                PUBLIC OFFERING


    On February 10, 1997, Hartford Life Incorporated ("HLI") filed a registration statement with the Securities and Exchange Commission relating to an initial public offering of up to 20% of HLI common stock. HLI is the holding company parent of The Hartford's significant life insurance and related subsidiaries. Management intends to use the proceeds from the offering to reduce certain debt outstanding, to fund growth initiatives, and for other general corporate purposes. Management of The Hartford Financial Services Group, Inc. believes the offering will strengthen Hartford Life Insurance Company's financial position and flexibility. If and when the offering is completed, The Hartford's current intent is to continue to beneficially own at least 80% of HLI, but it is under no contractual obligation to do so. The offering is expected to be completed in the second quarter of 1997.



---------------------------------------------------

                           HARTFORD LIFE INCORPORATED
                                 DEBT OFFERING


    On February 14, 1997, HLI filed a shelf registration statement for the issuance and sale of up to $1.0 billion in the aggregate of senior debt securities, subordinated debt securities and preferred stock of HLI. Management intends to use the proceeds from any offering for the repayment of debt, including outstanding commercial paper and other third party indebtedness and the satisfaction of other obligations, for working capital, capital expenditures, investments in or loans to subsidiaries and for other general corporate purposes.

                                   PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          Not applicable.

Item 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          Article VIII, Section 1 of the By-laws of Hartford Life Insurance Company provides for indemnification of Directors and Officers as follows:

          "Section 1. The Company shall indemnify and hold harmless each Director and Officer now or hereafter serving the Company, whether or not then in office, from and against any and all claims and liabilities to which he may be or become subject by reason of his being or having been a Director or Officer of the Company, or of any other company which he serves as a Director or Officer at the request of the Company, to the extent such is consistent with statutory provisions pertaining to indemnification, and shall provide such further indemnification for legal and/or all other expenses reasonably incurred in connection with defending against such claims and liabilities as is consistent with statutory requirements."

Item 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

          Exhibit
          NUMBER          DESCRIPTION                       METHOD OF FILING
            1         Underwriting Agreement        Incorporated by reference to Amendment
                                                    No. 6, to the Registration Statement
                                                    File No. 33-35260, dated May 1, 1996.

            4(a)      Group Annuity Contract -      Incorporated by reference to Amendment
                      Nonqualified and Qualified    No. 5, to the Registration Statement
                                                    File No. 33-35260, dated April 28, 1995.

            4(b)      Individual Certificate -      Incorporated by reference to Amendment
                      Group Annuity Certificate/    No. 5, to the Registration Statement File
                      Nonqualified and Qualified    No. 33-35260, dated April 28, 1995.

            5         Opinion of Lynda Godkin,      Filed herewith.
                      General Counsel

            23        Consents of Arthur Andersen   Filed herewith.
                      LLP, Independent Public
                      Accountant

            24        Power of Attorney             Incorporated by reference
                                                    to the Initial Filing to the
                                                    Form S-2 Registration Statement
                                                    File No. 333-28023, filed on
                                                    May 29, 1997.

            27        Financial Data Schedule       Filed herewith.

Item 17.  UNDERTAKINGS.

          (a)  The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                      i. To include any prospectus required by section 10(a)(3)
                         of the Securities Act of 1933;

                     ii. To reflect in the prospectus any facts or events
                         arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                    iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited to) any addition or deletion of a managing underwriter;

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut on this 18th day of June, 1997.


HARTFORD LIFE INSURANCE COMPANY

*By:   /s/ John P. Ginnetti                         *By:   /s/ Lynda Godkin
     ---------------------------------------------       ----------------------
        John P. Ginnetti, Executive Vice President             Lynda Godkin
                                                               Attorney-in-Fact


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on this 18th day of June, 1997.

Bruce D. Gardner, Vice President,
    Director *
Joseph H. Gareau, Executive Vice
    President and Chief Investment
    Officer, Director *
John P. Ginnetti, Executive Vice
   President, Director *
Thomas M. Marra, Executive Vice                   *By:   /S/ Lynda Godkin
   President, Director *                               -----------------------
Leonard E. Odell, Jr., Senior                          Lynda Godkin
   Vice President, Director *                          Attorney-In-Fact
Lowndes A. Smith, President,
   Chief Executive Officer, Director *
Raymond P. Welnicki, Senior Vice
   President, Director *
Lizabeth H. Zlatkus, Senior Vice
   President, Director *

                                  EXHIBIT INDEX


      5   Opinion and Consent of Lynda Godkin, General Counsel

     23   Consent of Arthur Andersen LLP, Independent Public Accountants

     24   Copy of Power of Attorney

     27   Financial Data Schedule